UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI 2011 SUSTAINABILITY REPORT**



AngloGold Ashanti

SUSTAINABILITY
REPORT 2011

SUSTAINABLE GOLD

OUR VISION

TO BE THE LEADING MINING COMPANY

OUR MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR VALUES

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care.**

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.



CONTENTS

Forward-looking statements

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders' equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure, and the outcome and consequence of any potential or pending litigation or regulatory proceedings, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled "Risk management and risk factors" in the annual financial statements. Readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual financial statements or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Our approach to reporting

AngloGold Ashanti seeks to report on sustainability performance in an integrated and holistic way, taking into account a broad range of stakeholder requirements and current best practice. Our reporting is guided by the South African King Code on Corporate Governance 2009 (King III), which became effective on 1 March 2010, and requires companies listed on the Johannesburg Stock Exchange (JSE) to issue an integrated report covering financial and non-financial items.

AngloGold Ashanti issued its first Integrated Report for the year ended 31 December 2011. The Integrated Report will serve as the company's primary report and will be augmented by more detailed reports, including:

- this Sustainability Report and supplementary sustainability data;
- the Annual Financial Statements; and
- the Mineral Resource and Ore Reserve Report.

Our sustainability reporting is compiled using a number of global sustainability reporting guidelines, principally the G3 guidelines of the Global Reporting Initiative (GRI), the Sustainable Development Framework of the International Council on Mining and Metals (ICMM) and the principles of the United Nations Global Compact (UNGC).

All reports are available online at www.aga-reports.com. Printed reports can be requested via the AngloGold Ashanti website or from sustainabilityreview@anglogoldashanti.com.

Please note the following: unless otherwise stated, $ refers to US dollars throughout this report; Moz refers to millions of troy ounces; t refers to metric tonnes; oz/TEC refers to gold production per total employees costed; rounding may result in computational discrepancies; locations on maps are for indication purposes only; all data contained in this Sustainability Report and supplementary data is actual and not estimated. This report updates information in our previous report dated 11 March 2011.

Supplementary data



Additional information and data can be found at: www.anglogoldashanti.com/sustainability and by accessing the online report at: www.aga-reports.com and using the click through menus on the relevant pages of the report

IR Annual Integrated Report 2011

SR Sustainability Report 2011

FS Annual Financial Statements 2011

RR Mineral Resource and Ore Reserve Report 2011

AngloGold Ashanti's annual reports

available at www.aga-reports.com







ANGLOGOLD ASHANTI
ANNUAL REPORTS 2011
ONE APPROACH
PEOPLE
ARE OUR BUSINESS
Annual Financial Statements 2011
Sustainability Report

ANNUAL INTEGRATED REPORT 2011
PURE GOLD
NOTICE OF ANNUAL GENERAL MEETING 2011
PURE GOLD
ANNUAL FINANCIAL STATEMENTS 2011
PURE GOLD
SUSTAINABILITY REPORT 2011
SUSTAINABLE GOLD
MINERAL RESOURCE AND ORE RESERVE REPORT 2011
PURE GOLD

Scope and purpose of this report

This group-level Sustainability Report is a summary document which aims to cover the most significant sustainability issues for the business and its stakeholders during the financial year ended 31 December 2011. It is designed to be read together with our other public reports, our online sustainability data and other sustainability information presented on our website at www.anglogoldashanti.com/sustainability.

The content of this report has been selected on the basis of a process, described below, that includes input from various internal and external sources and takes into account issues raised in stakeholder interactions during the year and an assessment of business priorities and key business risks.

Sustainability data presented in this report and on our website covers all operations, exploration projects, joint ventures and subsidiary companies managed by AngloGold Ashanti. It therefore excludes data on the Morila mine in Mali and the Kibali project in the DRC, both of which are managed by Randgold Resources. It also excludes data on First Uranium, a gold and uranium producer in South Africa in which AngloGold Ashanti acquired a non-controlling shareholding in 2011.

In this report, we have presented a picture of how the key sustainability issues interlink in our various regional and operating contexts. We believe that focusing on these linkages will enable us to develop systemic and holistic solutions and strategies to underpin improved sustainability performance. Country-focused case studies give a more detailed presentation of the issues, the linkages between them and the strategies that have been developed in response.

Our process for developing report content



5 Define report content and structure

1 Obtain inputs from stakeholder engagement processes

2 Compare to business priorities and risks

3 Review media and peer reports

4 Consultation with sustainability review panel

1. Obtain inputs from stakeholder engagement processes. We gather information on the issues covered in the various engagement processes that have taken place throughout the year, focusing on aspects raised frequently by core groups – employees, both directly and through organised labour representatives, shareholders, communities, governments (including regulatory bodies), investors, organised labour and media. In addition to these groups, others have indirectly influenced the content of this report. For example, the concerns of consumers in relation to responsible gold have been a factor in raising the profile of this issue in our business and reporting. This information is available at www.anglogoldashanti.com/sustainability.

2. Compare to business priorities and risks. We cross reference the issues raised by stakeholders with the areas of business performance that have been identified as significant by the business: the six delivery targets of the business **SR** page 11, the key themes of our sustainable development framework **SR** pages 12 to 15 and the most significant risks that are identified in our group-wide risk register in our Integrated Report. **IR**

3. Review media, peer reports and commentary on previous reports made by the Global Reporting Initiative (GRI), together with other assessments of our reporting. Through this review we capture any additional or emerging issues that have not arisen in steps one and two of this process. For example, our 2011 media review highlighted that stakeholder engagement was the issue most frequently raised in the media as an area requiring improvement by the mining industry.

4. Panel consultation. Prior to and during our reporting cycle we consult with our sustainability review panel, an independent advisory group, to provide input on our reporting. Their commentary is published in this report as well as a description of their mandate. **SR** pages 57 to 58

5. Define report content and structure. We develop the structure and content of our report on the basis of the issues identified through this process. Feedback on our reporting is welcomed as it assists us in better defining the content of future reports. This can be submitted to sustainabilityreview@anglogoldashanti.com.

Sustainability performance summary

ACCOUNTABILITY
FOR OUR PERFORMANCE



Mina Nova mine, Serra Grande, Brazil

4.33Moz
gold produced

$6.6bn
gold sales*

61,242
employees and contractors

* Excludes joint ventures

Safety

AIFR – group



We aim to reduce our AIFR to below 9.0 by 2015 **SR** pages 42 to 45

All injury frequency rate: the total number of injuries per million hours worked.

Fatalities – group



Our long-term goal is to operate without fatalities or injury **SR** pages 42 to 45

Security

	2011	2010	2009	2008	2007	Page reference
Fatalities of third parties as a result of security interventions	**3**	0	2	0	NR	39
Injuries to third parties as a result of security interventions	**9**	5	3	4	NR	39
Injuries to security personnel as a result of security interventions[1]	**49**	44	11	12	NR	39

[1] Security personnel include AngloGold Ashanti internal security, private security companies and public security forces in certain jurisdictions

Incidents under the VPSHR



NR = not reported. AngloGold Ashanti became a signatory to the VPSHR in 2007 and recorded security data consistently from 2008

Our target is to operate without incidents under the Voluntary Principles on Security and Human Rights (VPSHR)

Sustainability performance summary continued

Health[2]

	2011	2010	2009	2008	2007	Page reference
Incidence of silicosis (per 1,000 employees)	9	15	12	13	14	45 and 46
Incidence of compensable noise-induced hearing loss (NIHL) (per 1,000 employees) [3]	2.3	2.1	2.7	2.3	2.3	45 and 46
Incidence of malaria (per 100 employees) [3]	17.6	27.6	45.0	46.9	74.8	47
Incidence of occupational tuberculosis (per 100 employees)	1.8	2.6	2.9	2.6	2.7	45 and 46

[2] *Data on silicosis, NIHL and tuberculosis applies to South Africa only. Data on malaria applies to affected regions only.*

[3] *Numbers have been revised from those previously reported for 2007-2010 to allow for a consistent method of calculation going forward.*

NIHL cases



Malaria cases
Employees and contractors



Our objectives are:

- The elimination of new cases of silicosis after December 2013 among employees in South Africa with no occupational exposure prior to 2008
- No deterioration in hearing greater than 10% among occupationally-exposed individuals at South African operations, from a 2009 baseline
- Maintain occupational tuberculosis incidence at below 2.25% among all employees in South Africa and reduce to below 1.5% by 2029

Silicosis cases*



* *Cases submitted to the Medical Bureau for Occupational Diseases for South Africa*

Community

$1.2bn
payments to governments[4]

[4] *Includes direct and indirect taxes, royalties and dividends paid to governments* **IR** *and* **SR** *page 29*

Community investment
($000)



We have developed a sustainable development framework targeting the creation of sustainable economic benefits for communities from our mining operations **SR** pages 28 and 29

Environmental and natural resource management

	2011	2010	2009	2008	2007	Page reference
Energy use (million GJ)	**30.5**	30.6	29.8	29.4	29.9	50 and 51
Greenhouse gas emissions (Mt CO_2e)	**4.51**	4.82[5]	4.79[5]	4.55	4.51	50
Water use (GL)	**56.9**	54.7	55.1	53.6	55.8	48 and 49

Number of sites with full Cyanide Code certification



It is our intention to achieve certification of all our metallurgical operations under the Cyanide Code and we are making the necessary investments to achieve this goal **SR** page 51

Number of reportable environmental incidents



We aim to reduce the number of reportable environmental incidents to less than 18 by 2015 and over the longer term to operate without environmental incidents **SR** page 48

Energy efficiency
(GJ/oz)



Greenhouse gas efficiency
(t CO_2e/oz)



[5] Greenhouse gas emissions data for 2009 and 2010 has been revised due to revisions in grid emissions factors in Ghana and the USA

Water efficiency
(kL/oz)



Corporate profile

A GLOBAL PRODUCER OF GOLD



Operations

1 **Argentina**
Cerro Vanguardia (92.5%)

2 **Australia**
Sunrise Dam

3 **Brazil**
Serra Grande (50%)
AGA Mineração

4 **Ghana**
Iduapriem
Obuasi

5 **Guinea**
Siguiri (85%)

6 **Mali**
Morila (40%)
Sadiola (41%)
Yatela (40%)

7 **Namibia**
Navachab

8 **South Africa**
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface operations

West Wits
Mponeng
Savuka
TauTona

9 **Tanzania**
Geita

10 **USA**
Cripple Creek and Victor (CC&V)

Major exploration projects

11 **Colombia**
Gramalote (51%)
La Colosa

12 **DRC**
Kibali (45%)
Mongbwalu (86.2%)

13 **Australia**
Tropicana (70%)

All operations and projects are 100% owned unless indicated otherwise in brackets

Our business

AngloGold Limited was founded in May 1998 through the consolidation of the gold mining interests of Anglo American Corporation of South Africa, with the majority of its operations in South Africa. It has grown rapidly from this South African base, and following the merger with Ashanti Goldfields in 2004, now holds a global portfolio of operations and exploration assets. Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations, in 10 countries, on four continents, as shown opposite.

In addition to gold, valuable by-products – silver, sulphuric acid and uranium – are produced in the process of recovering the gold mined in some operations in South America and in South Africa in particular.

Exploration

Exploration programmes were undertaken in 2011 in 17 countries in established and new gold producing regions.

Major exploration projects are currently located at Tropicana in Australia, at La Colosa and Gramalote in Colombia, and in the DRC, where the company is engaged in substantial exploration work at the Mongbwalu project and is a non-managing partner in the Kibali joint venture with Randgold Resources.

Additional exploration projects are underway in Canada, the USA, Argentina, Brazil, Guinea, Gabon, Tanzania, Ethiopia, Djibouti, Eritrea, Egypt, Saudi Arabia, China, the Solomon Islands and Australia. Details of the ownership of these projects can be found in our Annual Financial Statements. **FS**

The group's exploration programme, which covers greenfield, brownfield and marine exploration, is undertaken through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. Greenfield exploration searches for new long-life, low cost mines while brownfield exploration is conducted in and around existing operations. The group has established joint ventures to explore for marine mineral deposits on the continental shelf, complementing existing terrestrial exploration and mining activities.

Geographic distribution of shareholders

AngloGold Ashanti's primary listing is on the Johannesburg Stock Exchange (JSE) and the company is also listed on the New York, London, Australia and Ghana exchanges.



Nome ●
(De Beers/AngloGold Ashanti JV)

SASA ●
(De Beers/AngloGold Ashanti JV)

Sea Field Resources JV *●

■ Greenfield exploration countries
■ Greenfield strategic alliances
● Marine exploration

* Operations suspended in mid-2011 are in the process of being wound up or sold

Corporate profile continued

Geographic distribution of shareholders
As at 31 December 2011



USA	47.9%
South Africa	27.9%
United Kingdom	9.4%
Rest of Europe	5.9%
Singapore	2.1%
Rest of world/unidentified	2.0%
Australia	1.8%
Ghana	1.7%
Rest of Americas	1.3%

As at 31 December 2011, AngloGold Ashanti had 382,242,343 ordinary shares in issue and a market capitalisation of $16.2bn (2010: $18.8bn). The Government of Ghana held a 1.67% shareholding.

Product supply chain

Once processed to doré (unrefined gold bar) at AngloGold Ashanti's operations, the product is dispatched to various precious metals refineries. The gold is refined to a purity of at least 99.5%, in accordance with the standards of 'good delivery' as determined by the London Bullion Market Association (LBMA).

AngloGold Ashanti's direct customers are typically refiners or bullion banks acting as intermediaries for gold markets. The breakdown of our sales shown below is based on the domicile of these intermediaries and does not necessarily reflect the location of the end user of the product.

Gold demand and markets

Gold has been a much sought after source of wealth over the centuries, be it as an investment, a store of value, as jewellery and more recently for use in the electronics industry. More information on gold markets in 2011 is available in our Integrated Report. **IR**

Geographic distribution of gold sales
For the year ended 31 December 2011



South Africa	37.6%
United Kingdom	26.3%
North America	14.7%
Europe	9.1%
Asia	6.9%
Australia	5.4%

We promote our product in target markets, by supporting initiatives aimed at improving gold design. This is mainly through the AuDITIONS programme of jewellery design competitions. Jewellery consumption in countries such as India and China still provides an important source of physical gold demand.

Strategic focus areas

Five focus areas for the company's business strategy guide achievement of the company's vision, balancing the various imperatives necessary to generate targeted returns:

People are the business

Providing the leadership and the supporting management processes to ensure that we have the right people, in the right roles, doing the right work, to deliver against our goals.

Maximise margins

Managing revenues to ensure that full value is realised from our products by delivering a quality product and managing costs to protect margins and returns.

Manage the business as an asset portfolio

Optimising asset and project portfolios to meet or exceed specified rates of returns. To achieve this, each asset is regularly reviewed and ranked in absolute terms and relative to its peer group.

Grow the business

Developing a range of options for growth, including greenfield and brownfield exploration, new opportunities promoting organic growth, value-accretive merger and acquisition opportunities and maximising the value of commodities other than gold within our portfolio.

Embrace sustainability principles

Developing business and social partnerships based on mutual value creation, while maintaining a focus on ensuring the safety and wellbeing of employees and managing environmental and other impacts.

Business strategy



TOWARDS

A GLOBAL ORGANISATION

The basis of AngloGold Ashanti's strategy is its vision, mission and values. The company's vision is to become the leading mining company and its mission is to create value for shareholders, employees, and business and social partners by safely and responsibly exploring, mining and marketing gold. Although the primary focus is gold, AngloGold Ashanti will pursue value-creating opportunities in other minerals where it can leverage its existing assets, skills and experience to enhance the delivery of value.

An important aspect of the company's strategy is, therefore, that it seeks to extend value creation beyond shareholders to include employees and communities in which the company operates. AngloGold Ashanti's values, as shown at the beginning of this report, reflect the nature of this shared vision and guide the way it operates. These values are linked to the achievement of the company's vision and mission, because how we deliver on our vision is as important as the outcome itself.

Being the leading mining company implies making the transition to a truly global organisation, by leveraging key skills and best practices globally across all operations. In order to achieve this, we have reviewed the way in which we operate. We are strengthening both people and technical systems to reflect an aligned and consistent working model that can be adopted across a range of operating contexts. As part of this process, we have developed five-year and long-term delivery targets. These targets reflect performance consistent with our vision of becoming the leading mining company.

Business delivery targets

Safety	Our long-term goal is to operate without accident or injury. By 2015, we aim to reduce our all injury frequency rate to less than 9 per million hours worked.
People	We aim to have continuous improvement in productivity, achieving a 20% improvement in gold production per employee by 2015, from a 2010 baseline.
Environment	Our long-term target is to operate without environmental incidents. By 2015, we aim to achieve a 30% reduction in reportable incidents from a 2010 baseline.
Production	A 20% increase in production from a 2010 base, taking total production to between 5.4 and 5.6Moz by 2015.
Costs	A 20% decrease in real unit costs (excluding mining inflation) by 2015, maintaining costs at the industry midpoint or below.
Financial	Increase return on capital to greater than 15%, as evaluated on a five-year rolling basis to 2015.
Social licencing	A 40% improvement through to 2015 against the folllowing performance indicators: • number of operational interruptions; • approvals withheld or delayed on account of inadequate community engagement; and • value added through community engagement.

To progress delivery on the strategy and objectives outlined above, a sustainable development framework has been outlined for the business. This is described in more detail in the CEO discussion. Implementing this framework through a coherent sustainability strategy is a key priority for the year ahead.

Additional information on our business strategy is presented in our Integrated Report. **IR**

CEO discussion

A POSITIVE
CONTRIBUTION TO SOCIETY

Our business and sustainability strategy

AngloGold Ashanti's vision is to be 'The Leading Mining Company'. The vision that we share as colleagues is not meant to be a statement of final intent, but a torch that should light our way as we develop a company that is always looking to do better. It speaks to our desire to continuously improve all aspects of our business so that we are seen as positive contributors to society and exceptional managers of the assets that have been entrusted to our care and development. In the context of our vision, we have defined long-term success as the progressive improvement of our business across seven areas of focus:

- **Safety**…to care for the safety and health of every employee and business stakeholder.
- **Environment**…to minimise our environmental footprint in the context of our business activities.
- **People**…to recognise people are more than assets and have the potential to create a business that leads the industry in terms of social and business outcomes.
- **Production**…to maintain a critical mass that supports our leadership position in gold and the delivery of value to our shareholders and our social partners.



Mr Mark Cutifani, Chief Executive Officer

- **Costs**…recognising we must be industry competitive so that we can manage and make long-term decisions that are consistent with delivering long-term sustainable value.
- **Returns**…to ensure we are creating value that ensures the long-term benefit and support of our shareholders.
- **Community**…to deliver value in the context of our community stakeholders that ensures the long-term support of our "partners in development".

PODCAST:
Mr Mark Cutifani,
Chief Executive Officer, AngloGold Ashanti

AngloGold Ashanti and sustainability

Podcast available at: www.aga-reports.com/11/podcasts/



We believe our vision and the areas of focus that we have identified are consistent with the concept of 'sustainable development', as they span the three pillars of economic, social and environmental stewardship. Building our sustainability model is about building long-term competitive advantage.

At AngloGold Ashanti we see ourselves as a global company. While we are immensely proud of our South African and Ghanaian roots and respectful of the relationships we have formed in both jurisdictions, we recognise that we must be flexible and operate consistently with the cultures and values that exist within each of our local and national constituencies. As a global company we acknowledge that we are partners in development in the various jurisdictions in which we work – respectful of the cultures and the laws that we work within. We have an obligation to work constructively within our global jurisdictions and we believe that by treating all of our partners with dignity and respect we will be offered the same respect, will receive appropriate support for our business ventures and will have our rights respected in equal measure.

We believe the emerging issues of resource nationalism, increasing limitations on access to prospective ground and increasing resource rents are a partial function of a failure of the mining industry to engage effectively with its key stakeholders. To our key stakeholders it appears we may have taken our local communities and the various levels of governments for granted. AngloGold Ashanti is therefore developing its sustainability strategy around the concept of rebuilding trust with local communities, regulatory authorities and government leaders. We have taken a value-based approach – only through thoughtful engagement will we rebuild trust – and only through trust will we be provided access to properties that have significant resource potential. Agreeing fair and reasonable terms of engagement must be a function of understanding and trust. Through a broad range of sensitive development and operating practices and reasonable fiscal arrangements that deliver equitable outcomes, we will be able to access the ground necessary to sustain our business for the long term.

Our initial steps are focused on getting the basics right. This includes limiting our environmental footprint, reducing energy and input consumption, improving our connection to local communities and developing our understanding of what human rights should look like in terms of our behaviours and interactions.

Our objective is to build a company that can leave a positive legacy, as a partner in a new future with our communities and other stakeholders.

Purpose of this report

In this report, we set out where we are in our journey and we identify existing and emerging issues that we believe require greater focus and careful attention. These are the aspects that have the most significant impact on our business and we recognise that our actions on these points will define the level of success we have in creating a new and more effective partnership model for our business…a partnership built on trust.

Global sustainability themes in 2011

Turning to an account of 2011, there are a number of global sustainability themes which have shaped our thinking and our actions. The achievements that have been delivered as a result of these actions have also been detailed…both to demonstrate progress and to give a sense of what we believe success looks like.

Resource nationalism, which manifests itself in multiple jurisdictions across the globe, is seen in governments demanding more from companies that are developing natural resources, whether through revisions of mining codes and agreements, increased royalties, taxes or duties.

The reasons behind these shifting conversations are generally social and economic in nature. They are a result of poverty and income inequality, unmet expectations, youth unemployment and the lack of alternative economic activities – symptomatic in some cases of uncoordinated economic development strategies at national, regional and local levels of government. We believe we can play an effective role in bringing experience, skills and commitment to support communities in achieving the objectives they have set for themselves. Our role is not to judge what is right or wrong in terms of community aspiration – but to be a catalyst to support and foster local leadership to deliver on their vision.

Mining is a significant contributor to local economic development, through employment, payment of taxes, community investment

and procurement. However, the sector has not always coordinated these contributions in a way that allows communities to obtain optimum benefit from the exploitation of mineral resources. Nor has the industry focused on reporting the substantive nature of these contributions. To succeed, we may need to clarify the boundaries within which a mining company should act and how it should relate to other parties who take the lead on developmental issues, principally governments and communities themselves.

Related to resource nationalism is *increased competition for shared resources*, such as access to potable water, land for agriculture and other purposes and energy. We need to ensure that we use natural resources in mining processes as efficiently and carefully as possible. In this regard we are improving environmental management at our operations by implementing company-wide standards in the areas of greatest potential impact, for example water, land use, waste and dust control. We are also developing a standard on biodiversity to meet growing concerns in this area. Meeting the requirements of these standards will enable us to make continuous improvements in our environmental performance and achieve our long-term business target of operating without reportable environmental incidents.

Unregulated artisanal mining and illegal mining activities present increasing risks in terms of environmental degradation, safety, security and increasing tensions with some communities. We will focus on constructive engagement to find solutions tailored to each community, resulting in mutually beneficial relationships and viable alternative economic livelihoods.

Achievements in 2011

In 2011 we continued to improve our safety and health performance towards our vision of 'going beyond zero harm'. We reduced our all injury frequency rate by over 15% in 2011. The number of silicosis cases reported for compensation reduced significantly from 2010, by 43%. Progress on reducing the incidence of occupational tuberculosis at South African operations has also been substantial, with incidence dropping 31% to 1.8 cases per 100 employees in 2011 through sustained interventions such as the provision of voluntary counselling and testing (VCT) and antiretroviral therapy (ART), a continued focus on dust suppression and the introduction of mobile testing units to enable early detection of the disease.

In the area of environment and natural resource management, we have maintained the 51% improvement in the number of environmental incidents that we were able to achieve against our 2008 baseline in 2010. We are developing strategies in areas of climate change, water security and reductions in energy consumption and costs including use of technology and alternative strategies that involve governments, communities and other business partners.

An example of successful partnership is the work that is being driven in our South Africa region through the Technology and Innovation Consortium (TIC), harnessing creativity from outside the mining industry to develop innovative solutions to mining safely at greater depths. This work is being undertaken in conjunction with the design of a socio-economic development model, which is a necessary component of our strategy if we are to make a successful transition from a labour-intensive to a technology-driven mode of operating.

In the area of security, we have experienced challenges in 2011 relating primarily to the growth of illegal mining, incentivised by a higher gold price and tough economic conditions. However, our refocused security strategy is likely to yield better results in the future.

In emerging issues, such as the debate on 'responsible gold' and 'conflict minerals', we have worked together with industry partners, governments and others to develop industry-wide approaches that enhance the reputation of the industry and support human rights, social stability and development. This has required the investment of resources into supporting the various standard-setting activities that are underway on responsible gold, and for us to integrate into our thinking on sustainability.

Public policy and stakeholder engagement

Our public policy and broader stakeholder engagement work is essential to maintain our social licence to operate. We actively support the objectives of the International Council on Mining and Metals (ICMM), the United Nations Global Compact (UNGC), the Extractive Industries Transparency Initiative (EITI), and the Voluntary Principles on Security and Human Rights (VPSHR), among others, which help us improve our performance and find areas of mutual interest and cooperation to co-design solutions.

Our sustainable development framework

We set out our intention in our sustainable development framework to rebuild the way in which we work with and relate to our key stakeholders, and in particular our host communities. In terms of this framework, we are placing increased focus on developing projects in partnership with communities and governments, aiming to undertake community investment in a more consistent and coordinated way that enables communities around our operations to reach their development goals.

This approach will require us to engage with communities, governments, NGOs, other mining companies, suppliers and others to identify and co-design approaches to deliver on shared goals. To succeed, we need to build a new relationship based on trust and sustained contributions to the development of communities. Progress on delivering on objectives must be measured by performance indicators that are developed with our partners.

The sustainable development framework aims to take a holistic view of sustainability – understanding connections and the range of possible impacts on our operations. Sustainability in this sense is essential to the long-term viability of our business, and it is therefore critical that our strategy addresses issues from exploration, through projects, operations and closure.

At each stage in the operation life cycle, we will therefore define clear long-term positive outcomes in line with our strategic intent, vision, mission and values.

I look forward to reporting back on how we are progressing with this framework and further refining our strategy in 2012.

Mr Mark Cutifani

Chief Executive Officer

16 March 2012

Our sustainability journey

Relevance to AngloGold Ashanti	Initiatives undertaken by AngloGold Ashanti in 2011	Where to find out more in this report

Resource nationalism

- Increased competition for access to scarce mineral resources
- Increased pressure to demonstrate tangible economic benefits for communities
- A trend towards higher government payments in the form of royalties and taxes

---

- Design of a group-wide framework to address sustainable development issues in a more systemic way
- Various ongoing development and community investment initiatives, in partnership with communities and governments
- Development of more consistent engagement strategies to support implementation of the sustainable development framework and demonstrate the benefits of responsible mining

---

CEO discussion SR page 14

Creating sustainable economic benefits SR page 28 to 29

Community relations SR page 30

Environmental and natural resource management SR page 48 to 52

In the country focus on Guinea SR page 31 to 32 and the country focus on South Africa SR page 33 to 34

From our stakeholders

" If mining is to help drive development, it has to cast off its enclave status and forge far more linkages with the economies and people that surround it ... The needs of communities need to be better integrated into corporate social responsibility schemes and small-scale and artisanal miners need to be encouraged to grow in partnership with large-scale mining operations. "

Mr Abdoulie Janneh and Dr Jean Ping
respectively, the Executive Secretary of the Economic Commission for Africa and Chairman of the African Union Commission, in their introduction to the African Mining Vision, February 2009 www.africaminingvision.org/messageAU-ECA.html



PODCAST:
Mrs Yedwa Simelane,
Senior Vice President: Corporate Affairs, AngloGold Ashanti

Resource nationalism

Podcast available at: www.aga-reports.com/ 11/podcasts/

Artisanal and small-scale mining (ASM)

- An increase in the number of people involved in ASM as higher gold prices and tougher economic conditions create a greater economic incentive for ASM and for international networks funding this activity
- The environmental, social, safety and health impacts of ASM, which impact negatively on the reputation of the industry
- Public reports, including from the United Nations, linking ASM to the funding of conflict in the DRC

- Support for initiatives to formalise ASM in a way which will benefit local economies and create sustainable livelihoods
- Increased co-operation with host governments to address the root causes of illegal mining
- Extensive baseline analysis in the DRC and in Tanzania on ASM issues, including on-site discussions with affected parties at each location, with concrete plans to improve conditions in each location. We also reviewed the potential impacts of the Dodd-Frank Act on our operations and projects
- Active engagement with industry bodies and multilateral organisations to create opportunities for developing leading solutions to ASM
- Pro-active participation in standard setting on 'responsible gold'

Artisanal and small-scale mining SR pages 35 to 36

Responsible gold SR page 56



PODCAST:
Ms Karen Hayes,
Technical Director, Mines to Markets Initiative, Pact

Artisanal and small-scale mining

Podcast available at: www.aga-reports.com/ 11/podcasts/

From our stakeholders

" Many artisanal miners who once dug for tin, tungsten or tantalum ores are reported to have switched to gold. "

United Nations Panel of Experts
report on the DRC, December 2011

Relevance to AngloGold Ashanti	Initiatives undertaken by AngloGold Ashanti in 2011	Where to find out more in this report

Criminal activity, including illegal mining and theft

- An increase in the number of illegal miners and their level of organisation
- An increase in the number and severity of security incidents at AngloGold Ashanti operations
- An increase in injuries to AngloGold Ashanti security personnel and community members as a result of security incidents

- Development of a security management approach that targets more effective protection of assets and product through community-enhanced security strategies
- Deepening adherence to the Voluntary Principles on Security and Human Rights (VPSHR), including through a third party audit of VPSHR compliance

Security strategy **SR** pages 37 to 40

Artisanal and small-scale mining **SR** pages 35 to 36

Community relations **SR** page 30

Operating with respect for human rights

- Adoption of the guiding principles on business and human rights by the United Nations (UN) in June 2011
- The need to align our policies and practice with the UN guiding principles

- Gap analysis of existing policies and systems against the guidelines as part of the project to develop a human rights policy, framework and procedures
- Participation in an International Council on Mining and Metals (ICMM)-driven pilot project to develop and establish grievance mechanisms in co-operation with community members in Mongbwalu in the DRC

Operating with respect for human rights **SR** page 41



PODCAST:
Mr Sipho Pityana,
Non-Executive Director, AngloGold Ashanti

AngloGold Ashanti's responsibility in the areas of sustainability

Podcast available at: www.aga-reports.com/11/podcasts/

Safety and health

- Continuing external and internal focus on improving the safety and health performance of operations
- Safety and health are not only business imperatives, but are part of our obligation to operate with respect for human rights

- Further development of the safety transformation framework, including 22 governing standards
- Incident investigation protocol developed and deployed
- Incident management and tracking system developed, global pilot in progress

Safety and health **SR** pages 42 to 47



PODCAST:
Mr Michael Parker,
Senior Vice President: Safety and Environment, AngloGold Ashanti

Improving safety performance

Podcast available at: www.agareports.com/ 11/podcasts/

From our stakeholders

" Safety is the responsibility of each and every person who sets his or her foot in the precinct of the mines. This summit has given us an opportunity to put a stop – once and for all – to the practice where workers blame management, management blames the regulator...and where, in the end, instead of something being done, it is workers who continue to lose their lives. "

From the keynote address by Ms Susan Shabangu
Minister of Mineral Resources of South Africa, at the Mine Health and Safety Council Summit, South Africa, November 2011

Our sustainability journey continued

Relevance to AngloGold Ashanti	Initiatives undertaken by AngloGold Ashanti in 2011	Where to find out more in this report

Environmental and natural resource management

- Water quality and usage are areas of stakeholder focus globally. They are particularly significant for operations in Ghana and South Africa and exploration projects in Colombia

- The imperative to use natural resources sparingly, including inputs into mining such as energy and water

- National governments are developing increasingly robust responses to climate change through the imposition of stricter emissions limits and carbon pricing mechanisms, especially in Australia and South Africa

- Ecosystem services, especially biodiversity services, are coming under the spotlight in many countries

- We continued to target improvements in environmental performance, focusing on compliance with group-wide environmental standards

- In Ghana, significant progress was made in addressing water management challenges highlighted by The Public Eye Award

- At the request of the South African government, AngloGold Ashanti provided significant input into the development of climate change and greenhouse gas mitigation policy

- The company's draft biodiversity management standard progressed during 2011 and is expected to be approved in the first half of 2012

Environmental and natural resource management **SR** pages 48 to 52

Regional snapshots on South Africa and Continental Africa **SR** pages 20 to 23

Country focus – Colombia **SR** pages 53 to 54

Securing our skills pipeline

- Increasing evidence of a skills shortage in key disciplines for the mining industry

- We have continued to build our talent pipeline while keeping turnover in key roles below 5%

- We remain focused on building our internal capability through the implementation of our people management system and increased employee engagement

- We are building a talent acquisition and talent management strategy to improve planning, attract the right candidates and retain people

Securing our skills pipeline **SR** page 55

Relevance to AngloGold Ashanti	Initiatives undertaken by AngloGold Ashanti in 2011	Where to find out more in this report

Responsible gold

- Emergence of the 'responsible gold' debate as an issue of public and consumer concern
- Initiatives to define responsible gold and conflict-free standards
- Increased requirements for supply chain transparency in respect of product sourced from the DRC and neighbouring countries, with the passing in the USA of the Dodd-Frank Act of 2010

- Proactive participation in and commitment of funding and resources to standard-setting initiatives and public policy debate
- Extensive engagement with governments of Tanzania, the DRC, South Africa and the USA on the rules and regulations to be issued by the Securities and Exchange Commission (SEC) under the Dodd-Frank Act, to ensure that they address the core objectives of the legislation without stigmatising gold produced responsibly in the region

Responsible gold **SR** page 56

From our stakeholders

"All of these rules [referring to the forthcoming SEC rules for Dodd-Frank] have great potential to yield important disclosure and potential for changes in the practices of mining companies and companies in the gold business. These changes could improve conditions for communities, workers, and the environment where mining is planned or happening. "

Mr Scott Cardiff
Earthworks 'No Dirty Gold' campaign from www.earthworksaction.org

PODCAST:
Mr Terry Heymann,
Director: Responsible Gold, World Gold Council



Responsible Gold

Podcast available at:
www.agareports.com/ 11/podcasts/



A rehabilitation crew with acacia tree seeds for use in the rehabilitation programme at Yatela mine, Mali. These seeds take quickly and are very hardy, adding to the stability of a rehabilitated area

Regional sustainability strategies

ALIGNED
TO OUR GLOBAL FRAMEWORK



1 South Africa

Gold produced (000oz)	1,624
% contribution to global production	37.4
No of employees	32,082
Productivity per employee (oz/TEC)	5.85

South Africa region

Large-scale mining has taken place in the Witwatersrand Basin for over a century resulting in a number of legacy issues which require close and ongoing collaboration with government, organised labour, communities and NGOs. AngloGold Ashanti participates actively in such engagements through monthly meetings with senior officials of the local municipalities, quarterly meetings with the Mayoral Committees of the municipalities, and bi-monthly Mining Forum meetings with relevant municipalities such as the West Rand and Dr Kenneth Kaunda districts.

Although its production profile is declining, the South Africa region contributed 37% of AngloGold Ashanti's production in 2011 and employed 52% of its workforce. In contrast with other regions, mining operations in South Africa are almost entirely deep-level mines.

In 2011, priority areas of work in sustainability in the region included:

- Improving safety and health performance. The South Africa region regrettably experienced nine fatalities in 2011 and continues to manage potential health impacts in the areas of occupational lung disease (primarily silicosis and occupational tuberculosis), noise induced hearing loss (NIHL) and HIV/AIDS. Continued action and engagement in this area is a priority, including the ongoing implementation of the group's safety transformation programme and the various health initiatives described later in this report under safety and health. **SR** pages 42 to 47

- Further development of a technology and innovation strategy, which has the potential to introduce a step change in the economic, safety, health and environmental performance of the South African operations.

- Development and implementation of a socio-economic development strategy, which seeks to address impacts arising as a result of the transition from a highly labour-intensive industry to a technology-intensive model.

The strategy will foster key partnerships from a host of government and industry participants to provide a meaningful social impact on the community in which we operate and push the boundaries of sustainable and agreed upon economic growth initiatives to address poverty, unemployment and other Millennium Development Goals (MDGs) as encapsulated in the Social and Labour Plans (SLPs) and the socio-economic development framework.

An amount of over $40m has been budgeted for the period 2012 to 2014 for investment in:

- local economic development;
- enterprise development; and
- social and institutional development, including in labour-sending areas as well as host communities.

An integrated and comprehensive engagement strategy is a priority area for development in 2012. The strategy will be aligned with stakeholder engagement processes and strategies in place in the business, including the group-wide engagement standard.

The South Africa country focus **SR** pages 33 to 34 gives additional detail on the technology and innovation strategy and the interlinked issue of the development of a socio-economic development strategy.

A further priority for the region is the implementation of an integrated environmental strategy, addressing the following key risks:

- The potential for discharge of polluted water into the environment, either directly or indirectly as a result of seepage from tailings facilities and polluted water.
- Polluted land beyond current mining boundaries as a result of discharges.
- Air pollution and land contamination as a result of windblown dust from tailings storage facilities.

> **"** The holistic approach adopted by AngloGold Ashanti to address this long-standing problem is applauded as it indicates a commitment to resolve it and keep it under control permanently. This is an environmental wellness management process not just a dust management event. **"**
>
> **Ms Nontsha Liwane-Mazengwe**
> *Principal at the Vaal Reefs Technical High School, following AngloGold Ashanti's response to complaints from the school regarding dust originating from our West Extension Tailings Storage Facility in the Vaal River area. The response entailed the accelerated implementation of dust mitigation measures on the dam, coupled with an ongoing engagement with the school and other relevant stakeholders from the local community.*

Initiatives undertaken in the region in 2011 included:

- The development of an integrated water management strategy which addresses issues such as potential mine flooding, groundwater and storm water management, as well as the potential impact of mining activities on water supply to neighbouring areas.
- Development of regional mine flooding models, mitigation plans and technical remediation options for seepage from tailings storage facilities.
- Pilot work on the inclusion of water performance monitoring and reporting within the company's technical operating system.
- Commissioning of a new pollution control dam (the North Boundary Dam in the West Wits area) to significantly reduce the potential for impacts on the local river system.
- The development of a best practice guideline on the mitigation of dust from tailings storage facilities, including the initiation of a detailed five-year implementation plan.



Mponeng mine, West Wits, South Africa

The region established aggressive top-down water consumption reduction targets in 2011 and was able to record a 10% year-on-year saving in potable water usage. South Africa accounts for approximately 33% of AngloGold Ashanti's total water consumption.

Groundwater issues in South Africa

Deep groundwater contamination is a significant issue in South Africa, where groundwater in some older mining regions has infiltrated mined-out workings. It becomes acidic if exposed to sulphide minerals in these workings, presenting a potential contamination risk to shallow groundwater and eventually surface water resources if allowed to spread further.

Contamination is prevented by pumping water from underground operations that have ceased working. However the cost of pumping is significant and there is a risk that it will be carried by an increasingly smaller number of operators as mines in an area close. The solution to this issue cannot lie with one company and needs to be addressed holistically by government, regulators, the mining industry and communities. We are therefore proactively engaged with these parties in seeking a solution. We are in discussions with a water supply company to explore the option of using treated pumped water to meet the needs of communities around operations and create potential business opportunities. A feasibility study is currently underway.

Regional sustainability strategies continued

Continental Africa region



1 Mali

Gold produced (000oz)*	249
% contribution to global production	5.8
No of employees*	1,461
Productivity per employee (oz/TEC)	18.61

2 Ghana

Gold produced (000oz)	512
% contribution to global production	11.8
No of employees	7,081
Productivity per employee (oz/TEC)	7.66

3 Guinea

Gold produced (000oz)*	249
% contribution to global production	5.8
No of employees	3,666
Productivity per employee (oz/TEC)	12.03

* Attributable

4 Namibia

Gold produced (000oz)	66
% contribution to global production	1.5
No of employees	790
Productivity per employee (oz/TEC)	7.00

5 Tanzania

Gold produced (000oz)	494
% contribution to global production	11.4
No of employees	3,541
Productivity per employee (oz/TEC)	18.11

This region accounted for 36% of AngloGold Ashanti's global gold production in 2011 and has significant potential for growth. However, over the years, inconsistent approaches to social and environmental issues at operations in the Continental Africa region has affected the region's core business.

To achieve the potential for business growth in the region in a way that contributes to wider social and economic development, a comprehensive and transformative approach to managing sustainability issues has been adopted – similar to that of AngloGold Ashanti's safety transformation.

In 2011, we started to develop a transformation model for the region. The implementation of the model at each operation will primarily be achieved through the development of mine sustainability strategies based on the United Nations millennium development goals. See the country focus on Guinea for an explanation of how this model is being piloted at our Siguiri operation. **SR** pages 31 to 32

The model encompasses the way we work and manage ourselves internally, the quality of relationships with our stakeholders and the impact we have on our different stakeholder groups. It is designed to positively and proactively address the issues which have previously affected our core business, including:

- Community disputes, which have led to protests and business interruptions at a number of operations. At Siguiri in Guinea, for example, there have been ongoing protests over issues relating to electricity supply, land compensation and employment. Actions taken in 2011 to work with local communities to achieve common developmental objectives are detailed in the country focus on Guinea later in this report;

- Failure to meet environmental standards, which resulted in the temporary closure of Iduapriem in Ghana in February 2010 and the suspension of gold processing at Obuasi in March 2010. Measures taken in 2011 to improve the environmental performance in Ghana are detailed below; and

- Poor compensation practices, which have made it difficult for the company to gain access to new land. Issues relating to compensation for the community in Ajopa, a potential growth area for the business in Ghana, were resolved in 2011. At Siguiri in Guinea, however, compensation remains a significant area of concern.

Transformation on the scale that we envisage requires many years to achieve. We know that AngloGold Ashanti has the ability to achieve this goal as proven in our success in transforming our safety record. Nevertheless, long-term, real change needs to happen in a way that is both well-structured and manageable. With this in mind, we have divided our journey into three distinct stages over a period of 10 years.

To begin we envisage a period of **Stabilisation**. This one- to three-year time horizon, from 2012 to 2014, will give us the space to secure our legal and social licence to operate. We will do this by ensuring that our operations address the most significant potential liabilities and risk areas.

Following this initial phase, we will focus efforts on a period of **Optimisation**. Optimisation efforts will start as early as 2012 and will intensify through to 2018. The goal for AngloGold Ashanti



PODCAST:
Mr Richard Duffy,
Executive Vice President: Continental Africa Region, AngloGold Ashanti

Progress on Ghana turnaround strategies

Podcast available at: *www.aga-reports.com/11/podcasts/*

during this period is to ensure our operations do no harm and that we achieve consistent business and sustainability performance by building a capable and engaged workforce. This will include implementing effective, efficient and reliable systems and processes.

The final period of transformation is **Growth**. This phase will take us from 2012 to 2022, and will culminate in AngloGold Ashanti becoming the preferred mining operator and being recognised as the leading mining company globally. Our strategy for achieving this includes implementing best practices across all sites and creating a shared plan for resource endowment.

Sustainability initiatives in Ghana in 2011

> "Success (at Obuasi) requires that the company address Obuasi systemically in its planning, its engagement and communications, its investments, its governance and its development of capabilities."
>
> *Extract from the report of the sustainability review panel following its visit to Ghana in May 2011*

In 2011, the turnaround of AngloGold Ashanti's Obuasi mine in Ghana was a key area of focus for the company. The operation faces a well-documented range of operating and sustainability-related challenges, but remains one of the world's great ore bodies with a Mineral Resource base of more than 30Moz.

An operating taskforce was appointed at the beginning of 2011. Operating stability has been achieved, with operations meeting production and cost targets in 2011, and the taskforce is advancing plans for medium- and long-term growth.

As part of the turnaround strategy for Obuasi, a major initiative was launched to address sustainability issues at the highest level. This strategy involves reconfiguring the environmental and social teams, more than doubling their size, and putting in place aggressive strategies to address some of Obuasi's long-term and persistent challenges. In 2011, sustainability teams made progress in putting staff in place and developing clear role descriptions. A plan and budget for environmental work has been completed and several environmental projects were progressed.



Members of our sustainability review panel visited the Dokyiwa village at Obuasi in Ghana, during its construction by AngloGold Ashanti in mid-2011. This area was designated for re-settlement as a consequence of the Sanso community formerly occupying land near our tailings dam which was unsafe. Panel members were not required to wear full personal protection equipment as they had not yet ventured into the village under construction

> "In Ghana in particular, any assessment of performance needs to be seen in the context of the more than 110-year history of mining. In the past, parts of the country's mineral endowment were exploited using mining and environmental management methods that are unsatisfactory by today's standards."
>
> *The Ghanaian Chamber of Mines, in response to the Public Eye Award to AngloGold Ashanti in January 2011*

In the area of water management, which has been a major issue of stakeholder concern, progress made in 2011 included the commissioning of a reverse osmosis plant in the northern section of the mine which functions in conjunction with complementary water treatment technologies to ensure that water released is compliant with Ghana's water quality standards. At the southern section of the mine, additional equipment was commissioned in 2011 to increase the volume of water that can be recycled into the production process. At Iduapriem, a plant extension was successfully commissioned, which ensures that the operation can release excess water while fully meeting effluent discharge standards. In 2011, a total of approximately $14m was spent on various water management interventions (including treatment plants and storm water infrastructure).

In the area of land management the first phase of work involving a risk analysis has been completed.

Regional sustainability strategies continued

Americas region



1 Argentina

Gold produced (000oz)*	196
% contribution to global production	4.5
No of employees	1,644
Productivity per employee (oz/TEC)	17.64

2 Brazil

Gold produced (000oz)*	428
% contribution to global production	9.9
No of employees	5,164
Productivity per employee (oz/TEC)	16.52

3 USA

Gold produced (000oz)	267
% contribution to global production	6.2
No of employees	581
Productivity per employee (oz/TEC)	44.31

* Attributable

The Americas region accounts for some 21% of AngloGold Ashanti's current production from operations in Brazil, Argentina and the USA. It represents a significant area of business growth, as it includes exploration projects at the stage of advanced economic evaluation in Colombia, located at La Colosa and Gramalote. The location of these projects is shown in the map included in our country focus on Colombia.

SR pages 53 to 54

Areas of focus in 2011 therefore included priorities relating to these operations and exploration projects:

- **Improving safety performance**. Within the context of our long-term target of operating without injury, a key challenge in the region was addressing incidents with contractors.

- **Common approaches to stakeholder mapping and social risk assessment**. Bringing greater consistency to these processes will allow for more effective risk assessments and engagement across the region.

- **Ensuring that sustainability aspects of prefeasibility work progressed to schedule at La Colosa**. This major exploration project has the potential to contribute significantly to AngloGold Ashanti's annual production. This work included a keen focus on environmental issues, communications, community engagement and local economic development.

- **Improving processes to ensure timely submissions of environmental permit applications**. This enabled projects and expansions to advance smoothly.

- **Demonstrating AngloGold Ashanti's commitment to being the leading mining company**. For example, our Brazilian operations maintained their NBR16001 Brazilian Social Responsibility Certification, subsequent to monitoring undertaken by that organisation.

In October 2011, CC&V mine in the USA was recognised by the Colorado Department of Public Health and Environment's Voluntary Environmental Leadership Programme. CC&V received a renewed three-year certification at the "gold" or highest level within this programme, which recognises companies that voluntarily go beyond compliance with state and federal regulations and are committed to continual environmental improvement, together with a demonstrated track record of successful environmental management with no significant contraventions.

> **"** AngloGold Ashanti's involvement in social responsibility demonstrates transparency, dignity and respect for their stakeholders, and makes clear that it's not just about mining. **"**
>
> *Fernanda Ferreira Caetano, of the Sabará Social and Economic Development Agency, at an AngloGold Ashanti stakeholder forum. Sabará is a municipality in the state of Minas Gerais in Brazil, which hosts AngloGold Ashanti's Cuiabá mine.*

Australasia region

The start of production at a new mine, the Tropicana Joint Venture Project (TJV), scheduled for 2013, will transition this region from a single operation – Sunrise Dam – to being a dual-operation environment.

Tropicana Joint Venture

Key sustainability priorities include:

- The development of common systems across the region, ensuring consistent implementation of group-wide sustainability standards.
- The effective management of contractor safety at Tropicana during the remainder of the construction phase, to ensure that the project is completed safely. With the current mining boom in Western Australia, scarce skills in the resource sector are stretched. Safety systems and training therefore need to be strengthened to ensure operators achieve the required level of competence and incidents are avoided.
- The development and implementation of a regional community plan based on two principal components – communication and investment – to support the building of positive community relationships.
- Implementing a compliance system that identifies all legislative environmental permitting and other obligations so that governance systems are in place to measure compliance.

The approach to the approval for the TJV has been viewed as a benchmark in environmental approvals in Western Australia. The team delivering the approvals focused on accessing the best information and science available to deliver a positive result for the environment within the Great Victoria Desert (GVD) and to address the concerns of interested communities and stakeholders.

To do this effectively, significant resources were mobilised early in the planning process to evaluate firstly what was important to the community and stakeholders, and secondly to better understand the biological environment in which the mining activities would take place. Stakeholder concerns were factored into the approval process and feedback was provided throughout the process.

Little baseline biological information is available to inform the development of resources projects in remote and challenging environments such as the GVD. As part of the environmental



① Australia

Gold produced (000oz)	246
% contribution to global production	5.7
No of employees	509
Productivity per employee (oz/TEC)	38.93

impact assessment and the approvals process, the project team mapped some 230,000ha of vegetation to enable the contextualisation of the impacts (which will cover a much smaller footprint of up to 3,400ha). This has set a benchmark for mining projects, where practice has been to survey the direct area of impact. Surveying beyond the mine footprint demonstrates use of the precautionary principal and enables a database of knowledge to be established.

The environmental values and constraints of the region were collated with the use of seasonally appropriate field surveys and interpretations. The mine was designed to avoid critical habitats, rare flora, and archaeological sites, and to minimise environmental impacts.

> ❝ An example of a very good assessment that met the EPA's expectations in terms of high quality environmental information and corporate behaviour, was the Tropicana Gold Project. ❞

Dr Paul Vogel, Chairman of the West Australia Environmental Protection Authority, from the EPA's July 2011 newsletter

The EPA's annual report for 2010/2011 also commended the Tropicana Joint Venture for the extensive biological survey programme undertaken, which, it said, greatly helped the assessment process

Regional sustainability strategies continued

A peer review panel was established with representatives from the local community, academic institutions, the legal fraternity and the scientific community. This panel met monthly during the authoring of the environmental documentation, and its input shaped the documentation positively. The TJV also established the Biodiversity Trust Fund which will contribute and enhance the scientific knowledge of the GVD in the long term. The Biodiversity Trust Fund has been approved by the Australian Federal government and will be a successful legacy flowing from the activities undertaken by the project.

Testament to the corporate leadership of the TJV partners and the commitment of the approvals team, was that ministerial approval for the project was delivered on time, whilst meeting the needs and expectations of the stakeholders, and improving the scientific knowledge and understanding of this remote and important part of Western Australia.



Tropicana Joint Venture, Havana Deeps, Australia

Life cycle sustainability strategies

EXPLORATION
TO CLOSURE

Greenfield exploration

The greenfield exploration business unit operates in 17 countries in total.

A priority for the business unit in 2011 was boosting capacity in the area of sustainability management across all regions, recognising that:

- Greenfield exploration business unit activities have the potential to have both a positive and negative impact on local communities and the environment.
- Appropriate sustainability interventions and actions, such as establishing community engagement structures and conducting environmental and social baseline studies, must be integrated into exploration programmes from inception in order to mitigate risks and maximise opportunities.
- Sustainability activities must evolve with exploration projects and become more robust as projects progress.
- Delays in projects can often be attributed to a lack of community support and can translate directly into a decrease in the value of a project and/or the ability to bring the project to production.

Due diligence processes that include the evaluation of sustainability issues at exploration projects were introduced in 2011. These processes were piloted at AngloGold Ashanti's non-managed joint venture in the Solomon Islands.

The findings will be used to guide ongoing discussions with local teams and to develop community and environmental engagement programmes in parallel with the evolution of the technical evaluation programme at this early-stage exploration project.

This due diligence exercise was the first step in a longer-term programme of improving oversight of greenfield exploration programmes, the aim of which is to enable AngloGold Ashanti to make better informed decisions about projects, identifying key risks early in the life cycle of new mining projects, and mitigating these risks more effectively.

In 2011, steps were also taken to incorporate sustainability issues more consistently into other aspects of the project life cycle. For example, sustainability experts now participate formally in capital project reviews, to ensure that consideration

is given to sustainability issues in the design phase and that plans and budgets include sustainability considerations prior to their approval.

Mine closure and rehabilitation

An inevitable aspect of operating a mine is ongoing mine closure planning. This includes the associated estimates of liability costs and the assurance of adequate financial provisions to cover these costs, consistent with applicable law and regulation.

Through implementation of our closure and rehabilitation management standard, we aim to ensure that closure planning is an activity that starts at exploration and mine design and continues throughout the life of mine. This means creating a 'closure mentality', where each stage of project design and execution includes consideration of potential closure issues, resulting where possible in planning and design that eases closure requirements and rehabilitation costs. Without proper planning the company is likely to be exposed to higher costs, missed opportunities, compensation claims and reputational damage.

Among concerns associated with closure is the need to ensure that commitments to communities have been recorded and are acted upon. Our standard stipulates that closure planning must be undertaken in consultation with community representatives. In the course of these consultations, different issues are raised which require site-specific solutions, such as livelihood preservation, the provision and management of infrastructure and ongoing land management and rehabilitation.

In 2011, closure planning continued to receive significant focus at operational level in order to meet the target of implementing closure planning by year-end in line with our closure standard (www.anglogoldashanti.com/sustainability). This has been achieved, with the exception of the Continental Africa region, where challenges in developing appropriate closure plans have been experienced. In 2011, engagement with stakeholders regarding future land use objectives was conducted as well as studies to understand the current impacts and risks associated with closure. The region is now working to a revised deadline of December 2012 for compliance with the standard.

Creating sustainable economic benefits



DESIGNING MUTUAL GOALS

The African Mining Vision, adopted by African heads of state and government in February 2009 and endorsed by them in December 2011, calls for "a sustainable and well-governed mining sector that effectively garners and deploys resource rents and that is safe, healthy, gender and ethnically inclusive, environmentally friendly, socially responsible and appreciated by surrounding communities". It also advocates "transparent, equitable and optimal exploitation of mineral resources to underpin broad-based sustainable growth and socio-economic development".

Although it was developed in respect of the mining industry in Africa, the vision outlined in this statement is globally relevant and reflects many aspects of our vision of responsible mining across the various continents on which we operate.

AngloGold Ashanti seeks to contribute to sustainable economic development in our regions of operation through:

- Direct contributions to regional and local development through community investment spend of $20.6m in 2011 (excluding joint ventures);

Economic value-added statement

for the year ended 31 December

US dollar million	%	2011	%	2010
Economic value generated				
Gold sales and by-product income [(1)]	**97**	**6,794**	97	5,463
Interest received	**1**	**52**	1	43
Royalties received [(1)]	**1**	**79**	–	8
Income from investments [(2)]	**1**	**75**	2	106
Total economic value generated	**100**	**7,000**	100	5,620
Economic value distributed				
Operating costs [(3)]	**36**	**2,519**	41	2,289
Employee salaries, wages and other benefits	**21**	**1,459**	24	1,365
Payments to providers of capital	**5**	**327**	4	233
– Finance costs and unwinding of obligations	**3**	**196**	3	166
– Dividends [(4)]	**2**	**131**	1	67
Payments to governments				
– Current taxation [(5)]	**6**	**407**	3	147
Community investment [(6)]	**–**	**21**	–	16
Total economic value distributed	**68**	**4,733**	72	4,050
Economic value retained	**32**	**2,267**	28	1,570

(1) *In 2011, gold sales and royalties received, increased due to the higher gold price.*
(2) *The 2010 year includes a profit on disposal of shares held in B2Gold Corporation.*
(3) *Includes a loss on disposal of assets of $8m in 2011 (2010: $18m), and 2010 included a realised loss on non-hedge derivatives of $277m.*
(4) *During the third quarter of 2011, the company changed its frequency of dividend payments to quarterly, rather than half yearly, resulting in a higher dividend for the year.*
(5) *Payments to governments are for current taxes, which has increased as a result of tax losses utilised and higher earnings.*
(6) *Community investment excludes equity-accounted joint ventures.*



Nykabale village agricultural project near Geita mine in Tanzania. AngloGold Ashanti sponsors this self-sustaining project which supplies vegetables to the community and Geita mine

- Employment opportunities, including offering employment opportunities to local community members where possible;

- Equitable payments to government in respect of resources extracted, including direct and indirect taxation, dues and royalties; and

- Promoting objectives of transparency and good governance by publishing all payments made to government and through support for the Extractive Industries Transparency Initiative (EITI), a global standard for extractive companies to publish what they pay and for governments to disclose what they receive.

Our economic value-added statement, shown on the previous page, details value created and distributed in 2011, through employee salaries, community investment and current taxation.

Payments to governments by country are shown in the chart below.

Payments to governments by country
for the year ended 31 December 2011
($m)



South Africa	313.3
Mali	164.1
Brazil	138.2
Argentina	133.7
Australia	122.2
Tanzania	101.1
Guinea	98.5
Ghana	97.9
USA	19.8
DRC	11.1
Colombia	10.9
Namibia	9.2

A more detailed breakdown of these numbers can be accessed through the online version of this report.

AngloGold Ashanti is a member of the EITI and is committed to supporting its objectives of fiscal transparency and governance. We share the EITI ethos that transparency and sound governance are essential in promoting sustainable economic development. We disclose all payments made to governments, whether or not the country concerned is an EITI member.

Of the countries in which AngloGold Ashanti operates, Mali and Ghana are compliant with the EITI and Guinea, Tanzania and the DRC are candidate members. We acknowledge the efforts made by these countries to comply with EITI requirements.

In our sustainable development framework, we have outlined our ambition to work with local communities and governments to define areas of mutual value creation. This will require us to understand the risks and drivers that will allow an operation to be successful, and invest in areas that address these risks and opportunities in a way that is relevant to the communities affected by that operation. In 2011 we began the process of incorporating this approach into regional sustainability strategies and developing businesses delivery targets in the area of community.

We invested substantially in communities in 2011, spending approximately $20.6m (excluding joint ventures) on various community projects globally (2010: $16.08m) and have put clear definitions of community investment in place at all operations.

Major projects undertaken in 2011 include:

- In the DRC, commissioning of a multi-million dollar project that includes the re-construction of a 4.2km road through Bunia, and repairing the Budana Hydropower Dam that provides electricity to the city of Bunia.

- In Colombia, a project aimed at building capacity in current and potential local suppliers. The initiative involves 50 local entrepreneurs who have received micro credits to support development of their businesses.

Community relations

ACKNOWLEDGING DIVERSITY

We aspire to be a responsible member of the communities which host our operations. In 2011, we have therefore worked to achieve the objectives set out in our 2010 report of:

- Defining expectations for community and social performance through community-focused management standards; and
- Including community aspects in the ISO 14001 management system in order to integrate community and environmental systems more effectively.

Against these targets, we finalised and approved a body of standards in the area of community relations. These will be implemented as a blueprint, pending additional work being undertaken to understand the full financial liabilities which arise from application of the standards. These blueprint standards, which are based on international good practice and take into consideration ISO 26000 guidelines, will support the development of a more consistent approach to community relations and socio-economic contributions across the group. They became effective in October 2011 and cover:

- Artisanal and small-scale mining (ASM);
- Cultural heritage and sacred sites;
- Indigenous Peoples;
- Community complaints and grievances;
- Engagement;
- Socio-economic contribution; and
- Land access and resettlement.

These management standards were approved prior to the revised International Finance Corporation's (IFC) standards coming into effect in January 2012. As we followed the work of the IFC in developing their standards, it is not expected that significant changes will need to be made to align our standards with the IFC. An exception could be the issue of Free, Prior Informed Consent (FPIC) in the Indigenous Peoples management standard. We await the outcome of the International Council on Mining and Metals (ICMM)'s engagement with the IFC on this issue.

Due to the fact that the community management standards only came into effect in October 2011, the target for incorporation of community aspects into ISO 14001 has been moved out to 2014. Monitoring of this commitment will be included in the standards' implementation and compliance review programme.

Engagement with our social partners continues to be a key strategy in striving to achieve shared benefit for AngloGold Ashanti and our host communities. While we are conscious that improvement is required in addressing engagement in a consistent way across the group, we are beginning to see the results of sustained and strategic engagement approaches with key stakeholders in a number of sites. For example:

- At CC&V in the USA, where we are building relationships with local government to co-design and partner in local social and economic development programmes.
- At Obuasi in Ghana, where we continue to engage with national and local government, the Chamber of Mines, the Mineral Commission and a number of interest groups to find sustainable solutions to the ASM challenge in the area.
- In the South Africa region, where we engage with executive mayors in some of our labour sending centres leading to the identification of potential local economic development projects in those areas.

In 2012, we will develop several community management guidelines to give effect to some of the standards. Included will be a guideline on engagement. The intent is to assist operations towards practical, effective and strategic engagement with stakeholders and social partners. The two country focus case studies which follow give insight into how these issues are managed in Guinea and South Africa.

Country focus – Guinea

PILOTING A COMMUNITY PARTNERSHIP MODEL

AngloGold Ashanti operates the Siguiri mine in Guinea. The concession is an area of almost 1,500km^2 in a relatively remote location in the north east of the country, approximately 850km from the capital, Conakry.

The mine is located in an area of significant potential for gold production, and has been a traditional area of artisanal mining for hundreds of years. Local economic activity is closely connected to gold mining. Given this context and the various challenges that AngloGold Ashanti has experienced in operating the mine, we recognised that for our long-term business sustainability we needed to develop an approach to manage the operation that targets value creation beyond orebody extraction and addresses the needs of the broad range of stakeholders within the region.

The approach that has been developed aligns our sustainability-focused activities with a local development plan based on the Millennium Development Goals (MDGs) – see below. This focus on the MDGs will anchor AngloGold Ashanti in measureable development objectives while addressing key environmental and social opportunities, threats and liabilities that are a direct result of our operations. We intend to achieve this while continuing to meet all AngloGold Ashanti's sustainability and regulatory commitments at a national and international level. The outcomes envisaged are expected to

The Millennium Development Goals

In 2000, 189 nations made a promise to free people from extreme poverty and multiple deprivations. This pledge became the eight Millennium Development Goals to be achieved by 2015. In September 2010, global leaders recommitted themselves to accelerate progress towards these goals.



A community adjacent to our Siguiri mine in Guinea where we are working to address key environmental and social opportunities

Country focus – Guinea continued

contribute to maximising tangible community benefits and enhancing measureable development outcomes in the communities where we operate. The implementation of this approach presents an opportunity for AngloGold Ashanti to actively engage with stakeholders and to do so in a way that includes participatory planning with stakeholders to strengthen collaborative relationships.

In operating at Siguiri, AngloGold Ashanti faces three distinct but interdependent challenges:

- **Low levels of economic development**. The Siguiri region has little economic activity beyond mining. There is a high level of dependence on gold mining with limited access to alternative livelihoods. The challenge for AngloGold Ashanti is to play a catalytic role in facilitating socio-economic development driven by government, civil society organisations and individuals around our mining operations.
- **A strong culture of artisanal mining** or 'orpaillage' which is endemic to the region. This form of mining is labour intensive and is largely carried out with little regard for workers' health and safety or environmental impact. In terms of the mining licence agreements in place at Siguiri, artisanal miners are permitted to mine on the concession, provided they do not work in areas which are actively being mined by the company.
- **Growth in the numbers of artisanal miners** operating around the concession, with a significant number of immigrants arriving in numbers from surrounding regions as a result of economic conditions including the high price of gold. This causes significant disruptions and safety issues for the operation.

In addition to concerns relating to safety, health and environmental management, these factors present a significant security issue for the operation. In 2011, the number of arrests for trespassing in our active working areas doubled and continues to increase. Operational management has continued to address the problems, but social and leadership structures within the community are in flux and have proved difficult to interpret and factor into community relations and engagement activity. For example, local government structures which were traditionally seen as a channel for communication with local communities have not functioned effectively. Despite the operation's efforts to date, engaging with structured associations and the local government has not resulted in the desired outcomes and there is an opportunity for deeper engagement and dialogue with a broader and more diverse group of stakeholders.

Added to the above, the region is geographically remote from national government structures. A newly-emerging democratic government faces multiple challenges in social and economic development, and Siguiri is one area on a long list of priorities.

This complex, dynamic and increasingly challenging situation in Siguiri meant that it was a prime candidate for the development of a new approach to operating, both for AngloGold Ashanti and for the region. In accordance with the sustainable development framework developed for the business as a whole, this new approach emphasises community engagement rooted in reliable operating processes that address:

- Environmental and social impacts;
- Improved community relationships;
- Co-investing in communities to meet the MDGs;
- Partnering with local communities to identify, design and implement initiatives that benefit both them and the mine;
- Strengthening government capacity, local empowerment and the ownership of development plans; and
- Mobilising and diversifying AngloGold Ashanti contributions to local development plans which currently include the government, international donors, NGOs, individual and other private sector contributors.

This project is still in its development phase and only process steps, rather than solutions, have been mapped to date. However, we remain optimistic about the opportunity that exists at Siguiri to develop an operation that can create value for all stakeholders and become the blueprint for how AngloGold Ashanti should engage successfully with local communities in the future. The approach being piloted at Siguiri is scheduled to be replicated and scaled-up at other business units within the region over the next two-year period.



Medina Camara, a community member and employee at the Siguiri mine in Guinea

Country focus – South Africa

LINKING TECHNOLOGY AND SOCIO-ECONOMIC DEVELOPMENT



International TIC members visited Great Noligwa mine, South Africa to review progress on the Technology and Innovation Consortium programme for AngloGold Ashanti

In South Africa, AngloGold Ashanti is already mining at depths of close to 4,000m. Progressing further underground will require finding new solutions to operating challenges, especially in the area of safety. In anticipating these challenges in the South Africa region, the group has identified two strategic areas of work – technology innovation and the interlinked area of socio-economic development.

Technological innovation is required in order to ensure that mining remains safe and competitive in the future, and is particularly critical as we mine at greater depths. AngloGold Ashanti has therefore established the Technology and Innovation Consortium (TIC) as a vehicle for developing innovative technologies and management processes to improve safety and enhance efficiencies.

The TIC brings together a number of key players from around the world, all leading innovators in their fields. It has developed tools to enhance communication opportunities between participants, using an open innovation model that brings not only diversity but speed and a proven track record to the innovation process. A website with social networking capability – www.aga-tic.com – supports collaboration among team members, many of whom work on different continents and are unable to meet regularly in person.

In taking the first steps towards this 'new mining paradigm', the consortium is looking at projects that will enable AngloGold Ashanti to mine without blasting, remove people from high-risk tasks and operate continuously, using technology to drive this change in a three-stage approach.

Stage one will work towards no drilling and blasting, and removing people from the stope over a period of three to five years. Stage two will target a move to 'intelligent mining' through automation and information communication technology. This is anticipated to be a five to 10 year horizon. The objective of stage three is to deliver 'gold on tap' using autonomous machines, with the ultimate goal of '**SAFELY mining all the Gold .... Just the Gold ... all the time**'.

Country focus – South Africa continued

Transforming the way we mine will ensure that the company has a sustainable future in South Africa. However, the current South African operating model is labour intensive, with the region representing more than 50% of our entire global workforce.

Whilst automation of our mines will address issues of safety and improve productivity and efficiency, we are highly sensitive to the impact this new approach to mining will have on our employees and on job creation opportunities in the medium- to long-term.

We therefore recognised the need to strengthen our socio-economic development strategy to find solutions not only to the threat that arises from the continuing decrease in production nationally, but also to address the potential job losses which will in all likelihood arise as a result of the transition to a technology-driven model.

In 2011, the regional team pursued this and the related objectives of:

- Compliance with regulatory reporting obligations;
- Strengthening community and stakeholder engagement; and
- Continuing with initiatives aimed at facilitating the creation of employment in our host communities.

Social and Labour Plans (SLPs) were reviewed and revised in line with the directives from the Department of Mineral Resources (DMR). Extensive stakeholder engagements took place prior to the revision of the SLPs.

In 2011, AngloGold Ashanti initiated a workshop to obtain input on the scope and content of a revised socio-economic strategy. Participants included representatives from government, peer organisations, industry associations and sustainability experts among others. The resulting prototype structures socio-economic development plans around five core elements, as illustrated below.

Through leveraging partnerships and initiating a collaborative funding approach, we will aim to identify areas where we can stimulate and support local economic development. An amount of over $40m has been budgeted for the period 2012 to 2014 for investment in:

- Local economic development;
- Enterprise development; and
- Social and institutional development, including in labour-sending areas as well as host communities.

We are in the process of identifying specific projects which will deliver against the model. Work will continue in 2012 on engaging partners and jointly defining project objectives and outcomes.

Socio-economic development approach in AngloGold Ashanti's South Africa region



Infrastructure development is sufficient

Infrastructure
Built environment, transport networks, utilities supply, housing and shelter

People are healthy and educated

Social
Health and welfare, education, equality, child care, aged care, maternal care, religion

There are financial liquidity and employment opportunities

Economic
Employment, equity, ownership, capability, procurement, entrepreneurs, opportunity

There is a respected governance framework

Institutional
Governance, legal systems, security, policing, utilities management

The geographic area is utilised effectively

Land and evironment
Usage, ownership, development, control, environmental sustainability

The elements must be congruent and balanced for healthy, safe, educated, economically active communities

Artisanal and small-scale mining (ASM)

A BROADER AGENDA

ASM world map



*Artisanal gold production by country
(estimated tonnes per annum)

- 20-50 tonnes
- 6-10 tonnes
- below 6 tonnes
- all other

■ AngloGold Ashanti operations

▼ AngloGold Ashanti exploration projects

Source: World Gold Council

During our discussions with the sustainability review panel in September 2011, it was suggested that there would be particular value in focusing on the interrelationships between three macro (although by no means universal) trends, at a company level and internationally, these areas being:

- the growing challenge of unemployment, inequity and poverty;
- the rise of resource nationalism, not just in South Africa, but internationally; and
- the growth of artisanal mining, both locally routed and more increasingly with international value chains.

In this section we describe the company's approach to ASM although we recognise that it is linked to unemployment, inequity, poverty and resource nationalism.

ASM is a centuries old activity. However the management of this issue, particularly in relationship to large-scale mining (LSM) is relatively new and rapidly evolving. The context in which ASM operates (and becomes legal or illegal) is in flux, is regulated by national governments and requires continuous refinement. LSM operators are still dealing with the complexity of the issues. Debate is open on how to craft a solution that

Artisanal and small-scale mining (ASM) continued

involves government partnership, community engagement, land negotiations as well as specific community interventions including environmental improvements and the formalisation of ASM activity.

The definition of ASM includes the separate categories of artisanal and small-scale mining and is distinct from illegal activity, which includes theft and shrinkage. ASM provides a livelihood for many people but at the same time is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. Frequently, impacts arising from ASM are attributed to LSM, or it is assumed that artisanally-mined gold is channelled through LSM operators, even though ASM and LSM have distinct supply chains with different characteristics.

The company is seeking to address ASM on two levels: globally, at a strategic level that seeks to identify and develop best practice, and locally, at an operational level, tailoring solutions that respond to the situation on the ground.

AngloGold Ashanti operates in seven of the top 15 artisanal gold-producing countries. It therefore participates in developing effective mechanisms for understanding and managing ASM with support from the International Council on Mining and Metals (ICMM), the World Gold Council and the World Bank, which includes a renewed initiative on the Communities and Small-scale Mining (CASM) initiative of the World Bank. Each country and region has a different context and therefore a single solution is not evident. A global guideline and framework is however required to guide and develop local strategies and AngloGold Ashanti will work with industry participants and relevant international agencies to progress this in 2012, including through collaborative initiatives in Ghana and Tanzania. The first step in these initiatives will be to undertake a stakeholder mapping exercise to identify ASM representatives with whom engagement can take place. Guidance can then be developed on the basis of this engagement.

Our management focus is, therefore, in the following areas:

- Ensuring compliance with the Dodd-Frank Act and responsible gold standards under development; SR page 56
- Working to actively engage artisanal and small-scale miners at each of our affected sites to ensure peaceful co-existence with ASM participants that contributes to the long-term development of the areas;
- Putting in place a framework to guide and assist operations in addressing the complexity of ASM;
- Actively participating and leading global partners in addressing the complexity of ASM; and
- Creating in-country and cross-country collaboration, where applicable, across our operating portfolio.



The El Retiro Mill in Gramalote, Colombia has been in operation for approximately 150 years.

Artisanal and small-scale mining

" Challenges faced by ASM in Africa… include inadequate policy and regulatory frameworks; limited technical capacity and access to appropriate technology (and consequent environmental degradation); lack of finance; inadequate access to exploration and mining areas; difficulties in accessing the market; issues associated with conflict minerals; and women and child labour concerns. The opportunity for ASM to be transformed into a tool for sustainable development, particularly in rural areas, can thus be realised only if these challenges are met holistically. "

Minerals and Africa's Development. The International Study Group Report on Africa's Mineral Regimes, commissioned by the African Union

Security strategy

COMMUNITY-ENHANCED SECURITY

In 2011, we put in place a revised strategy targeting security based on good community relationships. We did this in response to:

- A growing recognition that good community relationships built on trust will have a positive impact on security; and
- An increase in the number and severity of security incidents at our operations, as a result of both increased illegal and artisanal mining and an increase in the level of organisation and funding of criminal activity around our operations, spurred on by an escalating gold price.

The most significant security challenges that we face occur in areas where there is endemic poverty and high levels of unemployment with few opportunities for alternative livelihoods. Effective strategies for community engagement and local economic development to create alternative livelihoods are therefore essential and will be put into practice along with the revised security strategy described in the diagram below.

Our focus in 2011 was on completing implementation of AngloGold Ashanti's global security framework, which began in 2009 and has been rolled out to all of our operations, and on strengthening the integrity and credibility of security management processes. This work will be continued into 2012 and represents the first phase of our strategy.

In the second phase of the strategy, which will take us until approximately 2015, we will focus on a five-point plan as a foundation for long-term improvement. The five issues that have been identified are:

Removing people from risk

Reducing the potential for conflict is paramount to prevent injuries to employees, security personnel and community members. In 2011, 49 injuries to security personnel occurred, and three fatalities and nine injuries among community members. The continuing occurrence of these fatalities and injuries is an area of major concern.

AngloGold Ashanti's security strategy



Community-enhanced security
(3rd ring of security)
Protection of people and facilities
(Perimeter and access control)
Securing of product
(Asset protection)
(Technology vs. manpower)
(Skilled and equipped reaction teams)
(Role of public security)
(Role of communities)
Remove people from risk and reduce potential for conflict

Security strategy continued



AngloGold Ashanti's, Cesar Colmenares liaises with government forces regarding the protection of our company's exploration project at Gramalote, Colombia

Defining the role of communities in complementing security initiatives

This will be a key driver for success going forward and the only sustainable way of ensuring acceptable security practices in the future. All relevant stakeholders will be engaged in developing solutions to promote community-enhanced security.

Partnering more effectively with public security providers

This is to complement the reach and effectiveness of our own security measures. The use of military force remains a last resort. However in Colombia, Ghana, the DRC and Guinea, risk assessments categorise threats as high enough to require the inclusion of public security forces on a near-permanent basis. These are usually national police and/or military units, that provide additional security in accordance with specific agreements with the competent authorities or at the authorities' own initiative. These will be phased out if the threat and risk diminishes through stronger community-enhanced policing initiatives.

The role of public security in our areas of operation is to maintain law and order. Defining this role in a way which complements our security efforts and ensures respect for the human rights of all parties will be a key focus area going forward. As part of this effort, we have been working to review contracts with private and public security services to standardise contract requirements by mid 2012.

Technology and manpower

Improving our use of technology to reduce physical numbers of security personnel potentially at risk in line with current security management practices. A significant number of security personnel are currently employed (constituting about 6% of our total workforce) and we aim to reduce the number of individuals exposed to risk by implementing technology-driven security management practices.

Using highly-trained, skilled and equipped rapid reaction teams

This is used to defuse potential security incidents before they escalate. Four incidents of protest action were reported at our operations in 2011 and we believe that our ability to respond to these incidents will be improved with the involvement of specialist teams. Our capacity to respond appropriately to incidents in the field will also be improved through real time reports and electronic alarms.

In the third phase, from 2015 onwards, our aim is that security management will play a more strategic role in our business, with community partnerships enhancing our security and enabling security management practices that are fully supported by communities, public security and host governments. In our context, this approach will represent leading practice and will provide a significant contribution to the stability and security of employees, communities and operations.

In conjunction with this strategy, we are working to improve communication processes around incidents. Incidents are reviewed to establish what lessons can be learnt and knowledge is shared through regular meetings of global, regional and operational security managers. Regular interactions take place between security and community relations personnel and we have also introduced the practice of including community, safety and other relevant experts in on-site investigations of security incidents.

We are also in the process of integrating our global security framework and management practices within all our exploration activities as part of the overall due diligence of new and existing exploration sites.

As previously noted, we recorded an increase in the number and severity of security incidents in 2011, due in part to a greater level of organisation among criminal elements and syndicates in our areas of operation, as well as an increase in artisanal and small-scale mining (ASM) and illegal mining activity, spurred on by higher gold prices. Implementation of the revised security strategy described above is essential in stemming and reversing this trend.

Regrettably, nine injuries and three fatalities among third parties occurred during the year as a result of security incidents.

Fatalities among third parties as a result of security interventions



NR = not reported. AngloGold Ashanti became a signatory to the VPSHR in 2007 and recorded security data consistently from 2008

Injuries to third parties as a result of security interventions



NR = not reported. AngloGold Ashanti became a signatory to the VPSHR in 2007 and recorded security data consistently from 2008

The number of injuries remains low relative to the increase in security interventions required to ensure the protection of assets and personnel.

We have, however, experienced an increase in injuries to security personnel. As referenced previously, AngloGold Ashanti's security is provided by internal security personnel and private security companies. In Colombia, Ghana, the DRC and Guinea, these are assisted by public security forces. The graph below covers all three of these categories.

Injuries to security personnel as a result of security interventions



NR = not reported. AngloGold Ashanti became a signatory to the VPSHR in 2007 and recorded security data consistently from 2008

The fatalities graphed on the following page typically result from artisanal mining activity, where this is carried out on company property. As artisanal miners operate independently of the company, we cannot regulate this activity. We have however attempted to reduce the number of injuries and fatalities that occur by restricting access to areas of our concessions where we are actively mining and which may be dangerous to artisanal miners or to the public in general. Although we believe that not all injuries and fatalities are

Security strategy continued

Third party fatalities (not due to security interventions)



NR = not reported. AngloGold Ashanti became a signatory to the VPSHR in 2007 and recorded security data consistently from 2008

reported to us, we have seen a decrease in the recorded numbers of fatalities and we believe that more effective security management practices have played a significant role in achieving this.

In our 2010 report, we also committed to:

- A review of all public and private security services contracts by 2011. This has been progressed and will be completed in mid-2012; and
- Implementing the global security framework by the end of 2011, which has been achieved. Compliance assessments will be conducted at our operations in 2012. As described above, a revised security strategy has also been developed in response to the increase in the number and severity of security incidents and is in the process of being implemented.

Compliance with the VPSHR

Implementation of the VPSHR has been an integral part of our security management programme since the introduction of our global security framework in 2009. AngloGold Ashanti compiles a detailed annual report on progress in the application of the voluntary principles which is published on our website at www.anglogoldashanti.com/sustainability. The VPSHR are a set of non-binding principles developed in 2000 to provide guidance to businesses on meeting security needs whilst maintaining respect for human rights and fundamental freedoms.

Extensive training of both AngloGold Ashanti security personnel, public and private security suppliers is carried out on the voluntary principles. In 2011, 97% of our security personnel received training. Training is conducted according to a standard briefing developed by AngloGold Ashanti and updated as necessary to take account of changes in factors affecting our security situation.

A priority for the coming year is to review and improve the quality of this training. In Colombia, the company has engaged an NGO, International Alert, to provide an independent

assessment of the company's progress in implementation of the VPSHR, which will also focus on training. We will receive the results of this assessment at the end of March 2012 and we will start actioning recommendations from the second quarter, to aid development of formal strategies and goals in this area.

Businesses participating in the VPSHR are in the process of developing and adopting a standard set of key performance indicators, which we fully support and will incorporate into our management practices.

Operating with respect for human rights

GUIDANCE RELEVANT TO OUR CONTEXT

In order to align our actions with our core business strategy of 'People are the Business', we are in the process of establishing operational systems to enable AngloGold Ashanti to meet its responsibility to respect all human rights in line with its vision, mission, values and strategies, and to ensure alignment with the United Nations Guiding Principles for Business and Human Rights (UN Guiding Principles) as adopted by the United Nation's Human Rights Council in June 2011. This formally commits us to complying with applicable laws and respecting internationally recognised human rights, even when national laws or their application fall short of protecting these rights. In our 2010 report, we recorded our intention to develop a group-wide human rights policy, framework and procedures in alignment with the UN Guiding Principles.

A human rights project team was formed to take this work forward, including external specialist support. During the year, a multi-disciplinary internal working group was also established to support the integration of human rights into AngloGold Ashanti's systems and processes, in line with the UN Guiding Principles and the work of the human rights project team.

Assessing gaps in existing systems

Within the group, human rights challenges are already addressed to some extent through a range of standards and policies in the disciplines of health, safety, community, environment, human resources and security. The project work in 2011 initiated a detailed gap assessment of existing policies and systems to be used as the basis for supplementing these policies and systems or, where necessary, creating new ones. In addition, the project team interacted with a cross section of relevant personnel in the company to understand gaps between the content of systems and their implementation and challenges in the corporate culture.

The work of the project team and the internal working group found that gaps and deficits in existing systems should be appropriately addressed through a human rights framework. The company is in the process of developing that framework, which includes an explicit human rights policy statement, provides a structure for embedding human rights into existing company processes, enabling systems for ongoing human rights due diligence at all operations, effective grievance mechanisms at all operations and systems for methodically monitoring the human rights performance of business partners, including suppliers.

Steps to improve performance

Our goal is to apply ongoing human rights due diligence to all operations, as stipulated by the UN Guiding Principles.

A key component of the UN Guiding Principles is to establish grievance mechanisms to ensure that those adversely impacted by our activities have the opportunity to express grievances, have their grievances examined and, as appropriate, addressed. Putting in place an effective grievance mechanism system for each operation is therefore a priority in our work ahead. AngloGold Ashanti is participating in a pilot project in the DRC, under the auspices of the International Council on Mining and Metals (ICMM), to develop and implement a draft community grievance mechanism piloting our draft standard on complaint and grievance mechanisms. Design of the grievance mechanism should be completed by the end of 2012.

The group also recognises its responsibility to seek to prevent or mitigate adverse human rights impacts where they are directly linked to our activities through our business relationships with subsidiaries, joint venture partners and suppliers. In this regard, our procurement department is putting in place systems which will enable it to undertake human rights due diligence of AngloGold Ashanti's supply chain. Substantial work is required to develop these systems, starting with the implementation of a process for risk assessment to identify sectors and geographical regions where there is a need for detailed screening and potentially the audit of human rights performance.

We also continue to implement our global security framework based on embedding the Voluntary Principles on Security and Human Rights (VPSHR) into our security management practices. This is covered in greater detail in our discussion on security management. **SR** pages 37 to 40

Safety and health

ELIMINATING

OCCUPATIONAL INJURIES

The safety and health of our employees are among our most important business considerations and we are committed to creating the safest possible working environment for employees, in line with our core business strategy. We have made significant progress in improving safety and health performance since 2008. We aim to continue these improvements in line with our long-term goal of operating a business free of occupational injury and illness and our five-year objective of reducing our all injury frequency rate (AIFR) to less than nine per million hours worked.

AIFR is the total number of injuries per million hours worked, including fatalities. We use it as a key measurement of performance because it is consistent with our long-term goal of eliminating all occupational injuries.

AIFR – group



Included in these figures is a reduction of occupational fatalities by 56% since 2007 and fatality rates by 57% over the same period.

Fatalities – group



Regrettably, however, we continue to experience fatalities at our operations. We record with sadness the loss of 15 colleagues in operational accidents in 2011.

In Memoriam

At Great Noligwa in South Africa
Mr **Petrose Mohapi** on 10 January

At the South African regional services
Mr **Michael Khabo** on 2 February

At Mponeng in South Africa
Mr **Lance Phiri** on 27 May
Mr **Thinavhiyo Amos Malitsha** on 11 August

At Moab Khotsong in South Africa
Mr **Mohale Ignatius Selepe** on 18 August

At Kopanang in South Africa
Mr **Wikus Pretorius** on 31 August
Mr **Bheki Eric Gama** on 10 October
Mr **Francisco Cuamba Bata** on 30 November
Mr **Vikizitha Gama** on 3 December

At Obuasi in Ghana
Mr **Owusu Afriyie Osei** on 4 February
Mr **Clement Barkson** on 3 November
Mr **Thomas Donsung** on 11 December

At the greenfields exploration site in Eritrea
Mr **Daniel Tekle** on 19 June

At the Cuiabá mine in Brazil
Mr **Rodrigo de Paiva** on 27 June

At Gramalote in Colombia
Mr **Juan Ferney Cardona Hincapie** on 21 November

AngloGold Ashanti's safety framework



Corporate level

Setting expectations and building strategies
- Vision
- Policy and principles
- Strategies

Integrating strategies into the business and executing
- Global standards
- Group procedures
- Guidelines
- Integration into operating system

Evaluating performance
- Review standards, procedures and guidelines
- Measure performance against standards

Regional level

Regional safety and health strategies with continuous improvement

Operational level

Operational safety and health plans and procedures

Review site plans and procedures

Safety transformation

The foundation for continued improvement in safety performance will be the ongoing implementation of safety transformation into our operating system. Design and implementation of the safety transformation programme with this objective has been underway since mid-2008 and deals with the concepts of physical risk (injuries), health (illnesses) and wellbeing. Safety transformation recognises that a safe and healthy business is a more productive one, but more importantly, safety transformation is about valuing people and ensuring that we place priority on people's lives, physical security, health and wellbeing.

Achieving our safety goals requires a maturation of our safety culture, where tone and direction are set by leaders who engage and motivate people to give their best, and who shape organisational and safety systems which enhance the ability of employees to manage risk effectively.

Strategic focus areas

We have identified three strategic themes for safety transformation – engaging people, building the right systems and managing risks effectively. These are translated into action through the safety framework (in this context safety includes both safety and health considerations).

The framework clarifies the relationship between policy, strategies, standards, guidelines, procedures, regional and operational approaches and the monitoring and measuring of performance as we strive to achieve continuous improvement in performance.

The rationale for our approach is based on our understanding of how various industries have evolved through embracing safety as a business value. In their evolution, they went through four clear stages of leadership – positioning safety as a

Safety and health continued



At Cerro Vanguardia, in Argentina, this safety capsule has been introduced to use in the case of disaster. The unit is stocked with long life water, food and oxygen. It also has a communication and air link to the surface

business imperative, managing processes to reduce variability and deliver consistent performance, re-engineering processes to find better and safer ways to do work and introducing technical innovations to remove people from risk.

This is the path which AngloGold Ashanti seeks to pursue, and is consistent with the Project ONE organisational change initiative.

In our 2010 report, we noted that we would continue implementation of safety transformation through:

- Completion of guidelines by mid-2011 to support roll out of the global safety standards;
- Implementation of a new model and process for accident investigation;

- A review of organisational safety capabilities; and
- Development of operational safety plans to business unit teams.

We made progress against these objectives in 2011 by:
- Finalising our global safety policy and safety standards;
- Completing several of the guidelines supporting the standards;
- Completing safety strategies for all of AngloGold Ashanti's operating regions, and commencing roll out of these strategies to the various operations; and
- Developing and deploying globally a new incident investigation process based on a model widely regarded as best practice in various industries. The objective of this system is to enable the organisation to learn from incidents and manage them more proactively. The system includes

modules relating to incident investigation and analysis. Revised incident investigation procedures have been put in place reflecting our view that incidents generally have multiple and sometimes complex contributing factors at an individual, workplace and organisational level.

> **"**WMRS (the incident management system) has turned out to be a very useful system for incident recording. It is a programme that fosters heightened hazard awareness and provides management a tool to record observations and monitor their progress toward resolution. **"**
>
> *Larry Snyder, Safety Manager at CC&V mine*

To support the roll out of safety and health strategies, operations were also provided with defined safety technical training which incorporates the new approaches and clarifies their context and application.

Ongoing work includes the development of the remaining guidelines, and the development of a performance monitoring, review and assurance system, as outlined in the safety framework.

Health

In the area of health, we continue to manage several key areas of risk, including:

- **Occupational health exposures**, particularly occupational lung disease (OLD), primarily silicosis and occupational tuberculosis at our South African operations; and noise-induced hearing loss (NIHL).
- **HIV/AIDS**, particularly in the South Africa region.
- **Malaria,** in certain areas of our Continental Africa region.

We are working towards the following objectives:

- Continuous progress towards the industry milestone of no new cases of silicosis among previously unexposed employees at South African operations (2008 onwards) after December 2013.
- In South Africa, maintaining occupational tuberculosis (TB) incidence at below 2.25% among South African employees and reducing it to below 1.5% by 2029. Successfully curing 85% of new cases.

- Meeting the industry milestone of no deterioration in hearing greater than 10%, from a 2008 baseline, among occupationally-exposed individuals at South African operations.
- Rolling out integrated malaria programmes, based on the highly-successful model implemented at Obuasi in Ghana; at operations in Mali, Tanzania and Guinea.

These targets relate primarily to the South Africa and Continental Africa regions of the company and progress against them is set out in the sections that follow.

There were no reported incidences of occupational disease in the Americas region in 2011, and occupational health surveillance programmes are in place at all operations. The development of occupational health surveillance systems in Colombia was undertaken in the fourth quarter of 2011, and a baseline health survey has been scheduled as part of the La Colosa plan.

No occupational health issues arose in the Australian region in 2011. Noise and dust monitoring programmes are maintained as per statutory requirements. The key focus on health management is around lifestyle health management and 'fit for work' strategies.

Occupational health exposures

The reduction of silicosis requires active dust management strategies in underground operations, particularly in South Africa where the number of cases reported each year remains high (263 in 2011). We have reduced dust exposure consistently since 2006 and maintain higher sampling rates than those prescribed by legislation. In 2011, we progressed two major initiatives designed to reduce dust exposure, the introduction of centralised blasting at our Vaal River operations and the introduction of sidewall treatment for dust (an extension of existing footwall treatment measures).

Centralised blasting is due to commence at the end of the first quarter of 2012 and will be in place at all of our Vaal River operations by mid-2012. Sidewall treatment technology is being piloted and, if successful, will be rolled out from 2012.

Ongoing execution of dust management strategies has resulted in a significant reduction in respirable crystalline silica, with 0.74% of samples exceeding the Occupational Exposure Limit (OEL) of 0.1mg/m^3, well below the industry target of 5%.

Safety and health continued

It has also contributed to a 43% reduction in silicosis cases, from 459 cases submitted to the Medical Board for Occupational Diseases of South Africa (MBOD) in 2010 to 263 in 2011.

It is still too early to assess progress against the industry milestone of no new cases of silicosis among employees at South African operations by 2013 (among individuals unexposed prior to 2008). No cases of silicosis have been reported among this group to date. However, the latency period of the disease is typically 10-15 years.

In previous reporting, including in our 2010 Sustainability Report, we referred to the legal action instituted against AngloGold Ashanti in 2006 by a former employee, Mr Thembikile Mankayi, claiming damages allegedly suffered as a result of silicosis.

The case was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances, judgement was awarded in favour of AngloGold Ashanti on the basis that an employer is indemnified against such a claim under existing legislation. A further appeal lodged by Mr Mankayi was heard in the Constitutional Court in 2010 and judgement handed down on 3 March 2011. The Constitutional Court held that the relevant section of the legislation does not indemnify the employer against such claims.

Mr Mankayi passed away prior to the Constitutional Court appeal. His executor may proceed with his case in the High Court, which will require, among others, providing evidence that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

The company will defend the case and any subsequent claims on their merits.

Linked to both silica dust exposure and the HIV/AIDS epidemic, occupational tuberculosis remains a significant threat. However health programmes in place have delivered good results, including a 31% reduction of rates over 2010, and a 50% reduction from 2004 levels. The incidence of occupational tuberculosis (TB) among employees in South Africa in 2011, at 1.8%, was below the 2015 target of 2.25%, a result of sustained dust control measures, HIV testing and counselling programmes and antiretroviral therapy (ART).

Monitoring and early treatment of TB have also been improved with the introduction of mobile x-ray screening at South African operations. Cure rates are currently in excess of 90% against our target of 85%.

We continue efforts to combat NIHL. In 2011, initiatives in South Africa focused on the silencing of equipment and the use of moulded hearing protection devices. The incidence of NIHL remained unchanged over 2010, with a marginal increase in the number of cases, from 64 in 2010 to 69 in 2011. It is still too early to assess progress against the industry milestones. However, we anticipate being able to do so in our 2012 report.

In Obuasi, in Ghana, a review of the hearing conservation programme has been undertaken and the measures outlined below have been put in place:

- **Substitution of equipment,** primarily drills used in development areas underground. As part of the equipment replacement strategy, equipment conforming to the Continental Africa region standards will be purchased.
- **Engineering controls:** all ventilation fans in critical areas contributing to the noise load have been identified and are being silenced. As at 31 December 2011, 75% of old fans had been fitted with silencers.
- **Administrative Controls:** awareness creation started immediately after baseline monitoring. Daily safety talks and 'back from leave inductions' are being used extensively in awareness creation.
- **Personal Protective Equipment:** hearing protection devices (HPD) have been standardised. Improved information, education and communication sessions have led to an improvement in HPD consumption of over 245% between 2010 and 2011.

HIV/AIDS

Our fundamental strategy in combating HIV/AIDS among employees in our South Africa region continues to yield encouraging results. We have maintained communications and awareness programmes as well as voluntary counselling and testing (VCT) initiatives and provide wellness programmes to affected employees and antiretroviral therapy (ART) to employees for whom this treatment is clinically indicated. We are moving towards an integrated approach to the management of HIV/AIDS and tuberculosis, in line with public health strategy in South Africa. At the West Wits


"A dignidade humana não abriga unilateralismo
de qualquer natureza. Demanda, sim, a inclusão
como compromisso coletivo voltado a cidadania."
CENTRO DE REFERÊNCIA EM PNEUMOLOGIA
(Resgate de Compromisso Social)
INAUGURADO EM 7 DE MAIO DE 2003
Fruto de parceria da AngloGold/Morro Velho,
Prefeitura Municipal de Nova Lima e Fundação
N. Sra. de Lourdes, com a presença dos
Carvalho Silva, Vitor Penido e
anglogold

The 'Centro de Referencia' at AGA Mineração in Brazil specialises in the treatment of silicosis. Silicosis has now been eliminated at our operations in Brazil. However, former employees who are affected are treated at the clinic

operations, for example, we relocated HIV/AIDS and tuberculosis clinics to a single site in 2011, facilitating access to both by affected employees.

At the end of 2011, 4,506 employees were attending wellness clinics at our South African operations and 2,378 employees were receiving ART. The incidence of aids-defining illnesses has decreased significantly since the introduction of ART treatment. It now stands at 0.66 cases per 1,000 employees, in comparison to 5.1 cases per 1,000 employees in 2004. ART programmes were first rolled out at AngloGold Ashanti operations in 2003.

Malaria

The Obuasi Malaria Control Programme remains highly successful and has achieved a sustained reduction in the malaria incidence. 1,084 cases were recorded at Obuasi in 2011, a reduction of 18% from 2010.

In 2009, AngloGold Ashanti was nominated as the principal recipient of a grant of $138m from the Global Fund to Fight AIDS, Tuberculosis and Malaria. The project will cover 40 districts in Ghana and will be based on the integrated malaria control model implemented at Obuasi. Work on the project began in July 2011, following successful resolution with the Ghanaian authorities of taxation issues relating to the grant. Spraying began in January 2012.

In 2011, we worked towards the objective of rolling out the highly-successful model implemented at Obuasi to other affected sites in our Continental Africa region. Malaria control programmes at these sites were reviewed as part of regional health services assessments, to provide the information required to support a more systematic approach to the roll-out.

Our sites in Mali were the first sites to implement the recommendations of the review. A malaria vector study was undertaken at the Sadiola and Yatela mines in Mali during 2011 and the team from Obuasi in Ghana scrutinised the results to assist the site in developing programmes further. In 2012 we will be working on establishing targets on malaria at affected operations.

We also undertook a mosquito resistance survey at our exploration site in Mongbwalu in the DRC as part of health baseline studies at that site and to inform decisions on the types of insecticides to be used in indoor residual spraying.

Environmental and natural resource management

STRIVING FOR BETTER PERFORMANCE

Over the past two years, strategies relating to environmental management have focused on continuous improvement in environmental performance, linked to achieving the business target of reducing reportable incidents (as defined in our management standard) from a 2008 baseline by 60% by 2013. Substantial progress has been made in meeting this target. In 2011, 27 reportable incidents were recorded, a reduction of 51% from the 2008 baseline. A new stretch target was adopted during 2011 of reducing reportable environmental incidents by 30% by 2015 from a 2010 baseline.

Number of reportable environmental incidents



Implementation of a group-wide programme initiated in 2009 led to the development of standards in several key areas of environmental management. As previously reported, standards agreed in 2009 relate to:

- Air quality;
- Chemicals;
- Closure and rehabilitation;
- Incident reporting;
- Land use;
- Waste; and
- Water.

The standards are available on our website at www.anglogold-ashanti.com/sustainability.

These standards have largely been implemented at all operations and a cycle of review and evaluation of compliance is underway.

Assurance processes, which included regular site assessments through the Community and Environment Review Programme (CERP), were strengthened in 2011 with the development of an incident review panel to analyse the management of environmental, community, security and safety incidents, identify potential lessons learnt and prevent recurrence of similar incidents elsewhere in the group. Risk areas have been identified through the incident review panel and these were communicated to the various regional executives and business units to address. An internal sustainability audit committee was also established to review audit reports and to track and address risks raised during site audit visits.

In this report, we cover several areas of environmental and natural resource management in more detail:

- Water management;
- Climate change;
- Energy consumption;
- Cyanide use;
- Waste management;
- Dust control; and
- Biodiversity.

Water performance

Water is a key input for the mining industry. The management of water supply and quality are key concerns both for the business and its stakeholders. Failure to manage this issue can impact on gold production, as well as the health and safety of neighbouring communities and their ability to generate income through other livelihoods such as agriculture. It is a key area of interface with



A new water treatment plant is in place at Iduapriem, in Ghana. It uses reverse osmosis to convert used process water from the plant into safe water which is discharged back into the river system near the mine. The process primarily removes the arsenic from the water

host communities as there is immediate public experience in the event of incidents of water pollution or shortage, which in extreme cases can lead to community protest, regulatory sanctions and ultimately the withdrawal of community and government support for our operations.

Legal compliance in all aspects of water management is the minimum requirement for operating. Where feasible, we operate a 'closed loop' system, recycling all of the water used in our operations without discharging it to the environment. This reduces our environmental impact, enabling us to reduce both water consumption and the potential for water contamination. It also assists in containing costs. In some areas, however, such as Ghana, high levels of rainfall and surface water runoff mean that a closed system is not feasible and that discharges must take place. In this situation, we need to ensure that we have the systems in place to manage discharges to at least meet minimum discharge standards.

Significant improvements were made in 2011 in managing water quality in South Africa and Ghana which remain our areas of highest risk and these are detailed in the regional summaries. SR pages 20 to 23

In our 2010 report, we set ourselves the targets of:
- developing site-based targets and action plans from 2012 onwards;
- continuing to refine key performance indicators, performance measurement and reporting in 2011; and
- quantifying the water benefits of business improvement initiatives.

So, focus in 2011 was on improving water efficiency at all of our operations. In particular, we developed an approach to integrated water management which is currently being piloted in South Africa. The region was chosen as a pilot for this project due to the complexity of the water circuit at our South African operations, a result of multiple processing plants, deep underground shafts, multiple points for water discharge to the environment, differing requirements for process and potable water quality, differing geology and climate patterns, water storage and evaporation challenges.

In 2010, we also stated our objective of improving water security at our operations by:
- finalising high-level reviews of water security arrangements in 2011;
- commencing the development of site-based water security strategies for life of mine; and
- embedding integrated water management at all sites, and recognising the value of managing water performance across entire site operations in a planned and coordinated manner.

Environmental and natural resource management continued

A renewed emphasis on minimising raw water intake from the environment and securing water supplies for the future is a key feature of our global water strategy. Specific site-based water security strategies are to be developed as soon as possible.

A global strategy for building water security was drafted in 2011. Because this strategy is complex and wide reaching and requires corporate support, roll-out will occur progressively from 2012. While agreement on our global ambitions is still being sought, this strategy focuses on reducing raw water consumption, continuous improvement in integrated water management practice, progressively addressing discharge water quality legacy issues and enhanced transparency in monitoring and reporting.

Climate change

At the United Nations conference on climate change in Durban, South Africa, in December 2011, the parties to the conference agreed to a number of actions at an international level to mitigate the impacts of climate change, which remains an issue of global importance.

Potential physical risks to our operations as a result of climate change include changes in rainfall rates or reduced water availability, higher temperatures and extreme weather events. In addition, the communities around our mines could be exposed to an increased risk of food insecurity, water scarcity and adverse health impacts. At site level, we need to interpret the potential impact of climate change and develop practical action plans, which may include operational changes or capital improvements. This includes consideration of engineering and operational issues as well as the potential impact of climate change on employees and host communities.

In order to reduce our generation of greenhouse gases, the installation of low-carbon electricity generation capacity (hydropower) and energy-efficient technologies, such as efficient compressed air systems, are under consideration in the DRC and South Africa. If projects meet the international criteria, carbon credits will be generated and traded. Projects were completed in South Africa to install heat pumps at high-density residences and improve the energy efficiency of our compressed air systems. It may be possible to earn carbon credits from the savings achieved.

Legislation on carbon pricing was passed in Australia in 2011 and is under consideration in South Africa and Brazil. Depending on the final outcome, the legislation could have a financial impact on our operations. In each country, AngloGold Ashanti is proactively engaging with government in order to find a balance between effectiveness in addressing climate change and adverse impacts on the economy and business. Because we export almost all of our products and as our prices are not set by the company but on international commodity exchanges, the company is potentially exposed if some countries impose a price on carbon (for example through a carbon tax) while others do not.

In our 2010 report, we committed to specifying life-of-mine climate change risks in more detail for priority operations, starting in 2011 with those at greatest risk. This work remains to be done in 2012.

Energy performance

We are a major consumer of electricity and fuels, which represent the source of all but a small portion of our greenhouse gas emissions. These energy sources are scarce and increasingly costly. Reducing our energy footprint would mean lower impact on climate change from our operations and reduced costs.

Our declining production resulted in a decrease of energy efficiency of 4% in 2011 to 6.7GJ per ounce of gold produced.

Our energy consumption has remained stable at 30.5 million GJ in 2011, largely as a result of improvements in energy efficiency at our South African operations. Our absolute emissions reduced by just over 6% in 2011 to 4.5Mt CO_2e, largely a consequence of the changing generation source mix for electricity provided to our South African operations from the national grid. Traditional mining methods are typically more energy intensive with mine depth, complexity and haulage distances increasing over time as mining operations mature.

Because of the scale of this challenge, it has been set as a specific third stage focus of our South Africa region Technology and Innovation Consortium, details of which are included in the South Africa country focus. **SR** pages 33 to 34

With 38% of our global energy consumption and 68% of our global greenhouse gas emissions in 2011, our South Africa region also piloted our approach to incorporation of energy management and associated reporting requirements into our global operating model, the Business Process Framework.

Energy consumption by region

(Million GJ)



South Africa	38%
Continental Africa	38%
Americas	17%
Australasia	7%

In 2011, AngloGold Ashanti's total energy costs were 20% (2010: 19%) of our operating cash costs and with current trends, this is expected to increase. In future business plans, site-based energy targets are to be included for all sites for the first time. In 2011, a global strategy was developed for building energy security. This strategy promotes the adoption of clean energy alternatives and energy efficient technologies and introduces more robust and transparent reporting requirements, so that we can better understand and manage our energy-related opportunities and risks. We are in the process of outlining the input required to effect this strategy and expect that progressive rollout will occur from 2012.

In our 2010 report, we committed to:

• Improving energy performance by:

  • developing site-based targets and action plans from 2012 onwards;

  • continuing to refine energy metrics, performance measurement and reporting in 2011; and

  • quantifying the energy benefits of business improvement initiatives. Focus on the final aspect of this target is delayed pending successful implementation of the first two aspects.

Our focus on improving energy performance at all of our operations is increasing. Approaches to continuous improvement are being piloted in South Africa.

Also in 2010 we committed to:

• Improving energy security by:

  • finalising high-level reviews of site energy security arrangements in 2011; and

  • commencing the development of site-based energy security strategies for life of mine.

A renewed emphasis on minimising energy consumption and securing energy supplies for the future is a key feature of our global energy strategy, with site-based strategies to be developed as soon as possible.

Cyanide use

The management and disposal of potentially hazardous materials used in or generated as a result of gold production requires special attention. Our chemical and waste management standards address the management of risks arising from the use of hazardous materials and cover topics including waste avoidance, reduction, reuse, recycling, treatment and disposal.

The use of cyanide by the gold mining industry has been a significant source of stakeholder concern since its introduction and cyanide is carefully managed at AngloGold Ashanti operations. We are a signatory to the International Cyanide Management Code which supports the responsible use, transportation and disposal of cyanide in gold mining, enhances measures for the protection of human health, and reduces the potential for environmental impacts.

As a signatory to the code, our operations are audited by independent third parties to ensure compliance. The results of these audits are publicly available to inform stakeholders of the status of cyanide management practices at certified operations.

Currently 16 of the 19 operations using cyanide are certified as compliant to the cyanide code. In 2011, Cerro Vanguardia, in Argentina, was certified as fully compliant. The Great Noligwa and Savuka Gold Plants in South Africa were recertified to the code, as certification is valid for three years. Operations still to complete cyanide code certification are the Geita mine in Tanzania and Obuasi and Iduapriem in Ghana.

Environmental and natural resource management continued

At Geita, in Tanzania, infrastructure work was completed to meet the code requirements. However, during 2011 the operation was unable to keep the residual cyanide levels on its tailings facility consistently below the code's threshold of 50 parts per million (ppm). Additional operational measures will be tested to meet the requirement.

In Ghana, infrastructure modifications are required for our two operations in that country to become compliant with the code. At Iduapriem, a new facility for making up cyanide was successfully commissioned during 2011 which reduces the risk associated with the transport and handling of the material. However residual levels of weak-acid dissociable (WAD) cyanide on the tailings facility have not met cyanide code certification requirements and an additional capital project, which includes the installation of cyanide destruction technology, has been initiated and its commissioning is expected in mid-2013.

At Obuasi, in Ghana, the capital project ($11.5m) to replace the cyanide handling facilities advanced through to detailed design, with its construction and commissioning planned for completion in the fourth quarter of 2012.

The Córrego do Sítio II metallurgical plant in Brazil, which was acquired by AngloGold Ashanti with the São Bento operation in 2008, will be recommissioned during 2012 and will thereafter be included in the company's cyanide code certification programme.

All of these four sites expect to register with the International Cyanide Management Institute (ICMI) during 2012 as facilities intending to seek certification, and will pursue certification within the three-year window period.

Waste management

We generate waste rock and tailings as a result of mining and mineral processing operations. Mine tailings are the process effluents generated once grinding and extraction of gold from the ore is completed. They are deposited as slurry in large storage facilities specifically designed for this purpose.

During open-pit mining large volumes of soil and/or rock (overburden) are generated to expose the orebody. Similarly, waste rock is generated during drilling and developing access to underground orebodies. Overburden and waste rock typically contain sub-economic levels of gold and are deposited as large waste rock dumps.

The impact of failure of a tailings storage facility can be significant and we therefore monitor such facilities closely to ensure that their management is in accordance with commitments made to local communities and national regulatory requirements. We apply stricter internal controls to minimise the risk of failure and have an internal tailings management framework which is applied at all of our operations.

Following the temporary closure of the mine in 2010, construction of a new storage facility to cater for life-of-mine tailings deposition was completed at Iduapriem in Ghana, in 2011.

Dust control

Our operations in Guinea, Mali, Namibia, Tanzania and South Africa are situated in arid or semi-arid regions where the management of dust generated by our activities is necessary. To protect communities around these mines, water is used to suppress dust from roads. Dust on tailings facilities is controlled by using surface binding agents, water and vegetation.

In late 2011, the implementation of the South Africa region dust mitigation programme was accelerated following increased dust levels measured at a community area situated downwind of a tailings storage facility in the Vaal River area. Extensive netting was installed on the facility to serve as additional wind breaks and water spray suppression systems will be installed on the tailings facility to further control dust during dry and windy periods.

Biodiversity

Mineral resources in traditional mining areas are becoming depleted and, like many mining companies, we are increasingly exploring or operating in remote or previously undisturbed areas where biodiversity requires attention. We must mine where the resource is located. However, the presence of sensitive habitats or vulnerable species requires careful site evaluation and selection, thorough baseline studies and engagement with local communities to understand their relationships with the environment and to take measures to mitigate the impact of our operations.

In 2011, we continued to refine our draft biodiversity management standard which will be applied to set an internal standard and common performance expectations. The standard will be finalised in 2012.

Country focus – Colombia

AIMING TO DEVELOP BEST PRACTICE

Colombia


Antioquia
Gramalote
Medellín
Quebradona
Quibdó
Rio Dulce
Anaima Tocha Belt
La Colosa
Bogotá
Ibagué
Tolima
Cali
Salvajina
La Vega
La Llanada

AngloGold Ashanti actively started exploration in Colombia in 2002. To date in excess of $255m has been invested in various greenfield exploration projects in the country, resulting in two major discoveries, at La Colosa in the Tolima province and Gramalote in the Antioquia province. Both projects are now at the stage of advanced economic evaluation.

We recognise that there are opportunities for further discoveries in adjoining regions. These are being advanced using modern, non-invasive exploration techniques such as the company applied in exploration at La Colosa and Gramalote, in combination with proactive community engagement strategies.

In Colombia, AngloGold Ashanti is operating in an environment where large-scale open cast mining has not yet been developed in the gold sector. Debate is ongoing on the extent and nature of the country's participation in the sector. Opposition to mining activity, particularly in the Tolima province which hosts the La Colosa deposit, has centred on the perception that large-scale mining activity will have a detrimental impact on the region's river systems. It is based on the claim that the project will use a significant amount of water and will contaminate river systems, impacting on the main input for large-scale agriculture, which in the Tolima area is mostly rice production.

In addressing these concerns, there are other related issues that influence the quality and availability of water in the Tolima region, including:

- The low level of development of infrastructure, including sewage systems and water conveyance systems such as aqueducts;
- Environmental damage caused to areas adjacent to rivers; and
- The expansion of agriculture, which has resulted in environmental impacts including the deforestation of watersheds and the pollution of rivers. Some 87% of current water consumption in the region is for agricultural purposes.

These issues occur independently of large-scale mining activity, but nonetheless influence water quality and availability and are therefore relevant to the debate. Any systemic approach has to consider these issues, as well as the management of impacts relating to mining activity itself.

Given these sensitivities, AngloGold Ashanti has taken a transparent approach to the discussion of water issues, holding seminars, distributing written information on the issue, and seeking out open dialogue with opposition groups. The following principles have been adopted in the company's environmental management approach in Colombia:

- Avoiding impacts on areas that are sensitive, valuable or important;
- Reducing impacts where they cannot be avoided;
- Rehabilitation of any affected areas;
- Offsetting residual impacts with compensation; and
- Supporting volunteer projects to improve regional environmental protection.

Country focus – Colombia

These principles were established with reference to our values and our environment and community policy and following consultation with various NGOs, including Conservation International (CI) and the Fund for Environmental Action and Childhood (FAAN) both of which are based in Colombia. They also reflect statements made by the authorities as well as our recognition that in the area of environment, we needed to make a visible commitment to a series of principles from the exploration and implementation phases of the project beyond pure legal requirements.

The Coello River Basin Fund

Given this starting point and acknowledging the context in which the debate takes place, the company developed an initiative which has the potential to provide tangible environmental benefits to the region, demonstrating in practice the company's commitment to the goal of environmental protection.

AngloGold Ashanti Colombia approached FAAN and reached an agreement with them on a co-operative venture to create an independently-managed fund to sponsor grants supporting projects to enhance regional environmental protection in the Coello River Basin in the Department of Tolima.

A memorandum of understanding was signed in December 2009 to create the Coello River Basin Fund, a vehicle for financing projects that will help create a shared vision of sustainable development in the Coello basin. The Fund was given full autonomy to select projects submitted by the local community and aimed at protecting the watershed and the water source.



Certain species have been transplanted at the La Colosa nursery in Colombia to protect indigenous plant life

Its selection criteria target projects that:

- seek to solve problems at a regional level, based on best practice and reference cases that have been developed in Colombia or elsewhere;
- are administered by technically competent community-based organisations (CBOs) or NGOs;
- meet developmental as well as environmental goals; and
- provide examples of best practice which can be replicated in other regions as well as in the Coello basin.

In the first half of 2011, a call for applications among NGOs and CBOs was developed in conjunction with local CBOs and NGOs, local leadership structures, independent contractors, unions, universities, irrigation schemes, as well as media and public institutions in the region and 10 initiatives were selected for funding. Significant achievements to date from this initiative are regarded as:

- Participatory design and the implementation of a new way of allocating resources;
- Integration of environmental and development goals;
- Restoring confidence and trust in the company's relationships with NGOs and CBOs; and
- A strategic investment focus on the quality and efficiency of water use in the context of adaptation to climate change.

Support of $482,000 has been given to these projects to date – due to the success of the initiative, funding was increased from the $250,000 originally budgeted. Our overall commitment to funding this initiative has been carried forward in a new agreement with FAAN, which will continue in the role of the Coello River Basin fund administrator, with funding of up to $880,000 for new projects.

A further call for project applications will be made every two years. In addition to addressing pressing community priorities through the implementation of these projects, we will work with the project organisers to ensure that the organisations concerned use these examples of good practice to support other communities with common needs.

> " Agricultural wastewater used to go straight to the Anaime River, which flows into the Coello River. As a result of the project, waste is processed and used on the farm, the organic materials don't flow into the Coello River basin and so we are reducing contamination. "
>
> *Camilo Ernesto Arevalo Parra, a beneficiary of a project to reduce the biological load in waste water, from the 'El Placer' Farm in a rural area of the Cajamarca Municipality*

Securing our skills pipeline

ATTRACTING
AND RETAINING PEOPLE

From a resourcing perspective, AngloGold Ashanti and the broader mining industry are potentially faced with serious skills shortages, with few students studying mining engineering and related fields, and even fewer entering the industry. Preliminary internal findings of an overview of the global and regional training capacity for mining-related engineering skills suggest that globally, demand exceeds supply by a significant margin, particularly in respect of mining engineering, geology and metallurgical graduates as well as post-graduate mining related specialisations.

Implicit in achieving our mission is the attraction, retention and development of people, with the primary strategic objective recognising that 'People are the Business' and organisation development as a strategic value driver.

'People' refers to all of our stakeholders including our employees, peers and the local communities which host our operations. Local communities and non-resident nationals of countries in which we operate are potential sources of skills, although there are several hurdles to overcome. These range from lack of access to quality education resources in some cases, our obligations in terms of the South African Mining Charter of 2004 and similar localisation legislation in several countries in which we operate and our operating presence in often high risk, remote locations as we compete for scarce skills with a variety of commodity producers across the entire mining, finance and engineering spectrum who may be based in more attractive locations.

Our people management system provides the model and context for our people and organisation development strategies within a framework of our values, managerial leadership and engagement practices. Much ground was gained in 2011 in rolling out this system, however there remain ongoing socialisation and change management challenges associated with such a large change initiative.

Our focus to date has been on embedding an understanding of levels of work, role accountabilities and authorities and working relationships across the organisation. Going into 2012, our focus will delve deeper into the effectiveness of our



AngloGold Ashanti strives to increase the number of women in mining. Featured here is the preparation of grade control samples for assay at the Navachab mine in Namibia

people management processes in order to build capabilities, retain key skills, develop a reliable talent pipeline and ultimately to engage our employees, local communities and the industry. With regards to a talent pool development process, our efforts in 2012 and beyond will be centred on applying an effective talent review and management process, using social media and e-learning technology opportunities as well as industry collaboration, to ensure that we have a clear picture of the organisation's talent, their aspirations and development needs.

The ongoing risk assessment of real and perceived threats to skills shortages therefore remains high on our agenda and we will continue to track the situation and key development opportunities as we drive change through the implementation of our organisational model and manage the strategic challenges associated with developing and managing our long-term skills pipeline.

Responsible gold

ADDING OUR VOICE TO EMERGING STANDARDS

In recent years, there has been increased global discussion around issues such as:
- supply chain transparency;
- the role of business in areas affected by or at high risk for conflict; and
- business's social and economic contribution to its host economies.

This debate has brought into sharp focus the need for greater engagement across all sectors of society to achieve demonstrably 'responsible' business practices: practices that do not fund or fuel conflict in any way, and contribute positively to broader society.

The mining industry faces its own challenges. For gold particularly, the annual reports of the United Nations Group of Experts on the DRC have consistently highlighted the small but significant role that artisanally-mined gold has played in funding the conflict in that country.

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) was passed in 2010 by the US government. It will require companies that file periodic reports with the US Securities and Exchange Commission (SEC) to perform due diligence at operations in the DRC and adjoining countries. The due diligence is to determine if a company's supply chain makes use of any of the so-called 'conflict minerals' (tin, tungsten, tantalum and gold). In addition, an assessment is required of whether these minerals are necessary to the functionality or production of a product manufactured or sourced from the DRC and adjoining countries. Should this be the case, the company will be required to submit a report to the SEC. The company will also have to demonstrate that the sourcing of these minerals in no way funds or benefits armed groups in the DRC or its neighbours, and this due diligence must be subject to an independent audit. The SEC's final Rules and Regulations are expected to be published in 2012.

These developments heighten the need for AngloGold Ashanti and the broader gold industry to achieve the following outcomes:
- **Establish standards and certification procedures** which are robust and credible and which enable companies to demonstrate that their operations do not contribute to conflict;

- **Engage the US government**, together with host African governments, in the debate around the consequences – intended and unintended – of Section 1502, with the specific objective of ensuring that the SEC's forthcoming regulations on Dodd-Frank are implemented in a way that is not damaging for African economies; and
- **Develop a proactive industry programme** to demonstrate that gold mining is an agent for positive social and economic development.

In 2011, AngloGold Ashanti took an active role in the development of three complementary standards:
- the 'Supplement on Gold' to the Organisation for Economic Co-operation and Development's (OECD) 'Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas';
- the World Gold Council's 'Conflict-Free Gold Standard' and
- the Responsible Jewellery Council's 'Chain-of-Custody Certification for the gold and platinum jewellery supply chain'.

These standards are expected to be finalised and published in 2012 after significant development work in 2011.

As part of the development process, the company trialled the draft World Gold Council standard and held workshops to make relevant employees aware of the ramifications of the various standards.

> " The informal nature of much ASM makes it amenable to illegal dealings, especially in high-value minerals such as diamonds, gold and coltan. The value chain for such minerals, from mining, through processing, trade and transportation to external markets, is often characterised by leakage, particularly in countries recovering from conflict where prolonged security issues are part of the background to informal operations. "

From 'Minerals and Africa's Development', the International Study Group on Africa's mineral regimes, November 2011.

Review processes

REPORTING
ACCURATELY AND TRANSPARENTLY

It is critical to both AngloGold Ashanti and its stakeholders that we report accurately and transparently on sustainability performance. We have therefore developed an approach to the assurance of published information that relies on three complementary review processes – internal audit, external audit and an independent viewpoint from our sustainability review panel.

Internal assurance

In 2011, AngloGold Ashanti strengthened internal audit procedures through the development and testing of a combined assurance review system, providing assurance to senior management and to the board on the management of all significant business risks, including key areas of sustainability risk. Combined assurance reviews were conducted by multidisciplinary teams at four pilot sites in 2011 and the process will be expanded to all operations in 2012.

Internal audit teams play a key role in monitoring the integrity of our system for the collation of sustainability data from global operations, supplementing internal checking processes which are built into this system. Work was undertaken in 2011 to strengthen data collation systems further through better definition of data indicators to ensure that data is consistently recorded across the group.

External assurance

External assurance of our group-level Sustainability Report and supplementary data is provided by Ernst & Young. Data indicators are selected for assurance by external audit teams on the basis of their assessment of the issues and indicators that are most significant to the sustainability performance of the business, as well as the key risks identified by the group.

Data which has been externally assured is indicated in our supplementary information with the icons ⬛ ⬛ and the definition of these icons is specified in the external assurance statement.

In 2011, the scope of our external assurance also covered compliance with the key standards against which we report – the G3 guidelines of the Global Reporting Initiative (GRI) and the Sustainable Development Framework of the International Council on Mining and Metals (ICMM).

Commentary from the sustainability review panel

A further level of review is provided by our sustainability review panel which had input into the content of our group-level report in 2011.

The panel is an international group of independent experts whose composition broadly reflects the geographic regions in which we operate. Many of the panel participants have extensive experience in mining. However panel members are not drawn exclusively from that sector. Their knowledge and understanding of broader societal concerns in the sustainability arena bring considerable value to the reporting process. This is supplemented by their knowledge of our business, which we are building with them through ongoing access to key information on our sustainability performance and strategy.

The panel has reviewed the group-level Sustainability Report and has provided its commentary in the review letter that follows. Although this commentary is based on a robust review and a clear understanding of the direction of the company's strategy, it should be noted the panel has not undertaken an audit of the report or the company's activities, and so does not provide any indication of the accuracy of the report or the materiality or completeness of specific elements.

Commentary from the sustainability review panel

AngloGold Ashanti's 'Sustainability Report 2011' demonstrates a significant step forward in how the company frames and reports on its sustainability challenges and opportunities. Its focus on a small number of strategic, material issues is to be commended, alongside the development of a more integrating lens that views these issues in country-specific contexts and actions. Acknowledging the underlying roots of resource nationalism shows an appreciation of the company's broader operating context of under-development and inequality in a number of resource rich countries during an unprecedented commodities boom. Furthermore, the company shows courage in highlighting the need to address the growing problem of artisanal mining as more than a matter of illegality.

Seeking to report on this more strategic, integrated approach does raise the bar on what data and analysis are needed. So whilst the report does provide robust, basic environmental, social and economic performance targets and data, there remains more for AngloGold Ashanti to do in specifying the crucial dynamic linkages between stated material risks at both global and country levels.

In this early stage of the company's new approach, the evolving strategies for addressing risks when stated, at times appear reactive and at others, not yet fully formed. For example, whilst the company's advance of a human rights framework is to be welcomed, there is a need to clarify its relationship to other risks faced by the company, as well as to the mitigating actions and initiatives currently being undertaken in response. Similarly, while the challenges of artisanal mining and resource nationalism are clearly highlighted in the report, future reporting could certainly make clearer the real impact of these issues on the business, as well as the company's response – both at a country and global level.

In this regard, we welcome the positioning of community as a strategic issue, and would welcome more information on how the company is contributing towards skills development and youth employment in its host communities. Continuing improvements in the reporting process would address some of these gaps, particularly as AngloGold Ashanti improves the coherence between its thinking, strategy and practice in these areas.

AngloGold Ashanti aspires to be the world's leading mining company, and clearly sees excellence in sustainability as a precondition for securing success. As it has expanded globally, it has established management systems to build the highest possible quality, consistently, across all parts of the business.

Yet whilst the report rightly focuses on specific countries and sites, there is still much to do to facilitate horizontal learning between operational units, notably on sustainability issues. Furthermore, although there is much in the report on the procedures and process of engagement with external stakeholders, more evidence is required of what has been learnt from these stakeholders, particularly communities. There is a need for more diversity of non-corporate 'voices' offered in the report, from employees, communities, or experts and opinion leaders.

This is the first year that AngloGold Ashanti has engaged an external group of independent experts to comment on, and have their views included in, the report. We commend the company for this step as it provides external stakeholders with another level of assurance as to the quality of reporting. In addition, we hope that the process provides useful inputs to the company as it develops its report and underlying thinking and practice.

We would in summarising our perspective on this year's report commend AngloGold Ashanti for demonstrating both ambition and progress. To maintain this momentum, we would like to recommend some further developments in substance and its communication in future reporting cycles:

- Greater clarity as to the global responsibilities associated with being a global company, especially with regard to employees and communities.
- Specification of framework and associated metrics for measuring community impacts and development.
- Clearly articulated strategy, goals and practice for advancing leadership in addressing artisanal mining.
- Inclusion of independently authenticated voices of employees and communities.








Sheila Khama   **Muzong Kodi**   **Ruth Mompati**   **Anita Roper**   **Nisia Werneck**   **Simon Zadek**

Panel membership in 2011

Our panel currently consists of five members. Stephan Malherbe stepped down from the panel in September 2011.

Sheila Khama

Sheila has extensive experience at an executive level in the mining industry and related fields, including as head of the representative office of the De Beers Group in Botswana. She is currently based in Accra, Ghana at the African Centre for Economic Transformation (ACET), where she leads a programme of support to African policy makers on oil, gas and minerals regulation. She serves on the advisory boards and sustainability panels of corporations and academic institutions such as the Lafarge Group and the Natural Resources Charter at Oxford University.

Muzong Kodi

Muzong has more than 30 years' experience in training, research and consultancy in governance, anti-corruption and human rights. He is based in London as an independent consultant and is also an Associate Fellow of the Africa programme of the Royal Institute of International Affairs, where he coordinates the Congo Forum.

Ruth Mompati

Ruth is a South African citizen with a long involvement in issues of social justice and gender equality. Until recently, she served as Mayor of Naledi in the North West Province of South Africa. She was a member of the South African Parliament as well as a member of the National Executive Committee of the African National Congress (ANC) and has previously served as South Africa's ambassador to Switzerland.

Anita Roper

Anita has more than 30 years' experience working with business, governments, communities and multilateral agencies on sustainable development. She recently stepped down as the Chief Executive Officer of Sustainability Victoria in Australia in order to pursue a career as a non executive director. Previously Anita worked outside Australia for 10 years, including as global director of sustainability for Alcoa, where she was responsible for co-ordinating and integrating sustainability concepts throughout the company.

Nisia Werneck

Nisia is an associate professor at the Petrobras Sustainability Centre of the Dom Cabral Foundation in Brazil's Minas Gerais state. The Dom Cabral Foundation is one of the leading business schools globally. Nisia has contributed to the social and community development programmes of a range of companies and organisations, and has published extensively on the themes of sustainability and corporate social responsibility.

Panel facilitation in 2011

Simon Zadek

The panel is facilitated by Simon Zadek, an independent advisor to companies and public agencies on strategic sustainability issues. As well as his extensive writing and commentary on the topic, Simon has facilitated numerous sustainability panels on behalf of corporate clients, and was the founder of AccountAbility and its chief executive until 2009. Simon also advises AngloGold Ashanti on its sustainability strategy.

Interaction between the panel and AngloGold Ashanti in 2011

In 2011, the panel spent time with the business, engaging in a range of discussions with executive and senior management and visiting regional operating hubs in South Africa and in Ghana. In Ghana, panel members who participated in the visit held discussions with community members and other stakeholders during a five-day visit to Accra and Obuasi. Obuasi is our largest operation in Ghana and one where we are actively addressing a wide range of operating and sustainability challenges.

In South Africa, four of the panel members spent a full day at our regional operating hub with presentations from all key members of the management team. Two additional days were spent at our corporate office in Johannesburg engaging on the social and sustainable development framework and attending meetings with key management and executive committee members.

External assurance statement

Report of the Independent Auditor to the directors of AngloGold Ashanti Limited

We have undertaken a limited assurance engagement on the extraction of specified key performance indicators from the AngloGold Ashanti Limited's (AngloGold Ashanti's) Supplementary Information ("the Supplementary Information") which is presented in the Report as described below for the year ended 31 December 2011.

Scope of Our Engagement

The specified key performance indicators, included in AngloGold Ashanti Limited's (AngloGold Ashanti's) Sustainability Report 2011 ("the Report"), which comprise the following ("the subject matter"):

- total workforce by employment type and contract reported on page 5
- number of malaria cases reported on page 6
- number of cases of silicosis reported on page 6
- total number of new compensable noise-induced hearing loss (NIHL) cases on page 6
- payments to governments in terms of the Extractive Industries Transparency Initiative (EITI) on pages 6, 28, 29
- community investment on pages 6, 28, 29
- fatalities by region on pages 5, 42
- all injury frequency rate (AIFR) reported on pages 5, 42
- number of operations certified under the Cyanide Code on pages 7, 51
- energy consumption on pages 7, 50
- number of reportable environmental incidents on pages 7, 48
- greenhouse gas emissions on page 7
- water use on page 7
- number of security personnel who received training under the Voluntary Principles on Security and Human Rights (VPSHR) on page 40
- tuberculosis incidence rate reported on pages 6, 46
- total number of employees provided with antiretroviral therapy (ART) reported on page 47

are extracted from the Supplementary Information for the year ended 31 December 2011 and presented in the Report for the year ended 31 December 2011.

We expressed an unmodified assurance conclusion on the specified key performance indicators noted in our assurance statement dated 16 March 2012 in the Supplementary Information. The specified key performance indicators included therein do not reflect the effects of events that occurred subsequent to the date of our assurance statement on the specified key performance indicators (marked as assured by the symbols ▣ or ▣) in the Supplementary Information.

The criteria upon which the specified key performance indicators were evaluated and measured for assurance purposes are disclosed in the Supplementary Information, which is available at www.anglogoldashanti.com/sustainability.

Management's Responsibility

Management is responsible for extracting the specified key performance indicators from the Supplementary Information and the consistent presentation of these specified key performance indicators in the Report.

Auditor's Responsibility

Our responsibility is to express our limited assurance conclusions on whether specified key performance indicators in the Report are consistent with the specified key performance indicators in the Supplementary Information. We conducted our engagement in accordance with the International Standard on Assurance Engagements (ISAE) 3000, "Assurance engagements other than audits or reviews of historical financial information", issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our engagement to obtain limited assurance about whether the extracted specified key performance indicators from the Supplementary Information which is presented in the Report is free from material misstatement. Our procedures and the extent of our procedures depend on our judgement including the risks of material misstatement of the specified key performance indicators. In a limited assurance engagement, the evidence gathering procedures are less than where reasonable assurance is expressed. We believe the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Summary of work performed

We have compared the specified key performance indicators presented in the Report to the specified key performance indicators in the Supplementary Information.

Limited assurance conclusion

Based on our work described in this report, nothing has come to our attention that causes us to believe that the selected key performance indicators in the Report are not consistent, in all material respects, with those specified key performance indicators in the Supplementary Information, in accordance with the basis of preparation described on page 3.

Ernst & Young Inc.

Ernst & Young Inc.
Director: JP Grist
Registered Auditor
Chartered Accountant (SA)
Ernst & Young
52 Corlett Drive
Johannesburg
16 March 2012

Registered and corporate office

76 Jeppe Street, Newtown
Johannesburg, Gauteng 2011
South Africa

PO Box 62117, Marshalltown
Gauteng 2107
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
www.anglogoldashanti.com

Contact person for this report

Nilesh Moodley
Telephone: +27 11 637 6788
Fax: +27 86 686 8177
Email: nmoodley@anglogoldashanti.com

This report was printed on paper produced at mills that are certified by the Forest Stewardship Council (FSC) in processes that have Chain of Custody (CoC) certification. The FSC promotes environmentally appropriate, socially beneficial and economical viable management of the world's forests, while CoC guarantees production of FSC-certified products from processing to distribution.



Download the full
Sustainability Report 2011

www.anglogoldashanti.com

SUSTAINABLE GOLD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary